FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 24, 2005, Series 2005-A	333-~~123394~~ 76805

Name of Person Filing the Document
(If Other than the Registrant)

05059012

BJN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2005

NEW CENTURY MORTGAGE SECURITIES INC.

By: ______________________________

Name: PATRICK FLANAGAN

Title: PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Century 2005-A

Banc of America Securities

Pd	Pmt Dt	A4 Beg Bal	A4 Int Pmt	A4 Prin Pmt
			56,291,840	225,424,000
1	7/25/05	225,424,000	936,637	0
2	8/25/05	225,424,000	936,637	0
3	9/25/05	225,424,000	936,637	0
4	10/25/05	225,424,000	936,637	0
5	11/25/05	225,424,000	936,637	0
6	12/25/05	225,424,000	936,637	0
7	1/25/06	225,424,000	936,637	0
8	2/25/06	225,424,000	936,637	0
9	3/25/06	225,424,000	936,637	0
10	4/25/06	225,424,000	936,637	0
11	5/25/06	225,424,000	936,637	0
12	6/25/06	225,424,000	936,637	0
13	7/25/06	225,424,000	936,637	0
14	8/25/06	225,424,000	936,637	0
15	9/25/06	225,424,000	936,637	0
16	10/25/06	225,424,000	936,637	0
17	11/25/06	225,424,000	936,637	0
18	12/25/06	225,424,000	936,637	0
19	1/25/07	225,424,000	936,637	0
20	2/25/07	225,424,000	936,637	0
21	3/25/07	225,424,000	936,637	0
22	4/25/07	225,424,000	936,637	0
23	5/25/07	225,424,000	936,637	0
24	6/25/07	225,424,000	936,637	0
25	7/25/07	225,424,000	936,637	0
26	8/25/07	225,424,000	936,637	0
27	9/25/07	225,424,000	936,637	0
28	10/25/07	225,424,000	936,637	0
29	11/25/07	225,424,000	936,637	0
30	12/25/07	225,424,000	936,637	0
31	1/25/08	225,424,000	936,637	0
32	2/25/08	225,424,000	936,637	0
33	3/25/08	225,424,000	936,637	0
34	4/25/08	225,424,000	936,637	0
35	5/25/08	225,424,000	936,637	0
36	6/25/08	225,424,000	936,637	0
37	7/25/08	225,424,000	936,637	0
38	8/25/08	225,424,000	936,637	1,197,516
39	9/25/08	224,226,484	931,661	9,002,893
40	10/25/08	215,223,591	894,254	7,055,555
41	11/25/08	208,168,036	864,938	6,891,188
42	12/25/08	201,276,848	836,305	6,749,938
43	1/25/09	194,526,910	808,259	6,611,440
44	2/25/09	187,915,470	780,789	6,475,644
45	3/25/09	181,439,826	753,882	6,342,496
46	4/25/09	175,097,330	727,529	6,211,948
47	5/25/09	168,885,382	701,719	6,083,949
48	6/25/09	162,801,433	676,440	5,958,451
49	7/25/09	156,842,982	651,683	5,835,406
50	8/25/09	151,007,576	627,436	5,714,768
51	9/25/09	145,292,808	603,692	5,596,490
52	10/25/09	139,696,318	580,438	5,480,528
53	11/25/09	134,215,790	557,667	5,366,838
54	12/25/09	128,848,952	535,367	5,255,375
55	1/25/10	123,593,577	513,531	5,146,098
56	2/25/10	118,447,479	492,149	5,038,965
57	3/25/10	113,408,514	471,212	4,933,935
58	4/25/10	108,474,578	450,712	4,830,968
59	5/25/10	103,643,610	430,639	4,730,024
60	6/25/10	98,913,586	410,986	4,631,066

Pd	Pmt Dt	A4 Beg Bal	A4 Int Pmt	A4 Prin Pmt
61	7/25/10	94,282,520	391,744	4,036,071
62	8/25/10	90,246,449	374,974	3,953,129
63	9/25/10	86,293,320	358,549	3,871,839
64	10/25/10	82,421,481	342,461	3,792,169
65	11/25/10	78,629,313	326,705	3,714,088
66	12/25/10	74,915,225	311,273	3,637,564
67	1/25/11	71,277,661	296,159	3,562,567
68	2/25/11	67,715,094	281,356	3,489,068
69	3/25/11	64,226,026	266,859	3,417,037
70	4/25/11	60,808,989	252,661	3,346,445
71	5/25/11	57,462,543	238,757	3,277,265
72	6/25/11	54,185,278	225,140	3,209,468
73	7/25/11	50,975,810	211,804	2,906,969
74	8/25/11	48,068,840	199,726	2,850,265
75	9/25/11	45,218,576	187,883	2,794,645
76	10/25/11	42,423,931	176,271	2,740,091
77	11/25/11	39,683,840	164,886	2,686,581
78	12/25/11	36,997,259	153,724	2,634,096
79	1/25/12	34,363,164	142,779	2,582,616
80	2/25/12	31,780,547	132,048	2,532,123
81	3/25/12	29,248,424	121,527	2,482,598
82	4/25/12	26,765,826	111,212	2,434,022
83	5/25/12	24,331,804	101,099	2,386,378
84	6/25/12	21,945,426	91,183	2,339,648
85	7/25/12	19,605,778	81,462	431,132
86	8/25/12	19,174,646	79,671	536,022
87	9/25/12	18,638,624	77,443	632,107
88	10/25/12	18,006,517	74,817	719,956
89	11/25/12	17,286,561	71,826	800,104
90	12/25/12	16,486,457	68,501	873,053
91	1/25/13	15,613,404	64,874	939,276
92	2/25/13	14,674,128	60,971	999,216
93	3/25/13	13,674,912	56,819	1,053,290
94	4/25/13	12,621,622	52,443	1,101,889
95	5/25/13	11,519,733	47,864	1,145,380
96	6/25/13	10,374,353	43,105	1,184,110
97	7/25/13	9,190,243	38,185	1,218,401
98	8/25/13	7,971,842	33,123	1,248,557
99	9/25/13	6,723,285	27,935	1,274,865
100	10/25/13	5,448,421	22,638	1,297,591
101	11/25/13	4,150,829	17,247	1,316,988
102	12/25/13	2,833,841	11,775	1,333,291
103	1/25/14	1,500,551	6,235	1,346,721
104	2/25/14	153,830	639	153,830
105	3/25/14	0	0	0
106	4/25/14	0	0	0
107	5/25/14	0	0	0
108	6/25/14	0	0	0
109	7/25/14	0	0	0
110	8/25/14	0	0	0
111	9/25/14	0	0	0
112	10/25/14	0	0	0
113	11/25/14	0	0	0
114	12/25/14	0	0	0
115	1/25/15	0	0	0
116	2/25/15	0	0	0
117	3/25/15	0	0	0
118	4/25/15	0	0	0

New Century 2005-A

Banc of America Securities

			48,428,669	93,565,000					
Pd	Pmt Dt	A5 Beg Bal	A5 Int Pmt	A5 Prin Pmt	Pd	Pmt Dt	A5 Beg Bal	A5 Int Pmt	A5 Prin Pmt
1	7/25/05	93,565,000	415,740	0	61	7/25/10	93,565,000	415,740	0
2	8/25/05	93,565,000	415,740	0	62	8/25/10	93,565,000	415,740	0
3	9/25/05	93,565,000	415,740	0	63	9/25/10	93,565,000	415,740	0
4	10/25/05	93,565,000	415,740	0	64	10/25/10	93,565,000	415,740	0
5	11/25/05	93,565,000	415,740	0	65	11/25/10	93,565,000	415,740	0
6	12/25/05	93,565,000	415,740	0	66	12/25/10	93,565,000	415,740	0
7	1/25/06	93,565,000	415,740	0	67	1/25/11	93,565,000	415,740	0
8	2/25/06	93,565,000	415,740	0	68	2/25/11	93,565,000	415,740	0
9	3/25/06	93,565,000	415,740	0	69	3/25/11	93,565,000	415,740	0
10	4/25/06	93,565,000	415,740	0	70	4/25/11	93,565,000	415,740	0
11	5/25/06	93,565,000	415,740	0	71	5/25/11	93,565,000	415,740	0
12	6/25/06	93,565,000	415,740	0	72	6/25/11	93,565,000	415,740	0
13	7/25/06	93,565,000	415,740	0	73	7/25/11	93,565,000	415,740	0
14	8/25/06	93,565,000	415,740	0	74	8/25/11	93,565,000	415,740	0
15	9/25/06	93,565,000	415,740	0	75	9/25/11	93,565,000	415,740	0
16	10/25/06	93,565,000	415,740	0	76	10/25/11	93,565,000	415,740	0
17	11/25/06	93,565,000	415,740	0	77	11/25/11	93,565,000	415,740	0
18	12/25/06	93,565,000	415,740	0	78	12/25/11	93,565,000	415,740	0
19	1/25/07	93,565,000	415,740	0	79	1/25/12	93,565,000	415,740	0
20	2/25/07	93,565,000	415,740	0	80	2/25/12	93,565,000	415,740	0
21	3/25/07	93,565,000	415,740	0	81	3/25/12	93,565,000	415,740	0
22	4/25/07	93,565,000	415,740	0	82	4/25/12	93,565,000	415,740	0
23	5/25/07	93,565,000	415,740	0	83	5/25/12	93,565,000	415,740	0
24	6/25/07	93,565,000	415,740	0	84	6/25/12	93,565,000	415,740	0
25	7/25/07	93,565,000	415,740	0	85	7/25/12	93,565,000	415,740	0
26	8/25/07	93,565,000	415,740	0	86	8/25/12	93,565,000	415,740	0
27	9/25/07	93,565,000	415,740	0	87	9/25/12	93,565,000	415,740	0
28	10/25/07	93,565,000	415,740	0	88	10/25/12	93,565,000	415,740	0
29	11/25/07	93,565,000	415,740	0	89	11/25/12	93,565,000	415,740	0
30	12/25/07	93,565,000	415,740	0	90	12/25/12	93,565,000	415,740	0
31	1/25/08	93,565,000	415,740	0	91	1/25/13	93,565,000	415,740	0
32	2/25/08	93,565,000	415,740	0	92	2/25/13	93,565,000	415,740	0
33	3/25/08	93,565,000	415,740	0	93	3/25/13	93,565,000	415,740	0
34	4/25/08	93,565,000	415,740	0	94	4/25/13	93,565,000	415,740	0
35	5/25/08	93,565,000	415,740	0	95	5/25/13	93,565,000	415,740	0
36	6/25/08	93,565,000	415,740	0	96	6/25/13	93,565,000	415,740	0
37	7/25/08	93,565,000	415,740	0	97	7/25/13	93,565,000	415,740	0
38	8/25/08	93,565,000	415,740	0	98	8/25/13	93,565,000	415,740	0
39	9/25/08	93,565,000	415,740	0	99	9/25/13	93,565,000	415,740	0
40	10/25/08	93,565,000	415,740	0	100	10/25/13	93,565,000	415,740	0
41	11/25/08	93,565,000	415,740	0	101	11/25/13	93,565,000	415,740	0
42	12/25/08	93,565,000	415,740	0	102	12/25/13	93,565,000	415,740	0
43	1/25/09	93,565,000	415,740	0	103	1/25/14	93,565,000	415,740	0
44	2/25/09	93,565,000	415,740	0	104	2/25/14	93,565,000	415,740	1,203,655
45	3/25/09	93,565,000	415,740	0	105	3/25/14	92,361,345	410,392	1,365,778
46	4/25/09	93,565,000	415,740	0	106	4/25/14	90,995,566	404,324	1,371,783
47	5/25/09	93,565,000	415,740	0	107	5/25/14	89,623,784	398,228	1,375,669
48	6/25/09	93,565,000	415,740	0	108	6/25/14	88,248,114	392,116	1,377,598
49	7/25/09	93,565,000	415,740	0	109	7/25/14	86,870,516	385,995	1,377,719
50	8/25/09	93,565,000	415,740	0	110	8/25/14	85,492,797	379,873	1,376,173
51	9/25/09	93,565,000	415,740	0	111	9/25/14	84,116,624	373,758	1,373,090
52	10/25/09	93,565,000	415,740	0	112	10/25/14	82,743,534	367,657	1,368,595
53	11/25/09	93,565,000	415,740	0	113	11/25/14	81,374,939	361,576	1,362,803
54	12/25/09	93,565,000	415,740	0	114	12/25/14	80,012,136	355,521	1,355,821
55	1/25/10	93,565,000	415,740	0	115	1/25/15	78,656,315	349,496	1,347,750
56	2/25/10	93,565,000	415,740	0	116	2/25/15	77,308,566	343,508	1,338,684
57	3/25/10	93,565,000	415,740	0	117	3/25/15	75,969,881	337,560	1,328,713
58	4/25/10	93,565,000	415,740	0	118	4/25/15	74,641,169	331,656	74,641,169
59	5/25/10	93,565,000	415,740	0					
60	6/25/10	93,565,000	415,740	0					

New Century 2005-A

Banc of America Securities

Assumptions

No Losses

Static LIBOR

Class A1A

	5 CPR	10 CPR	15 CPR	25 CPR
WAL	1.61	0.90	0.62	0.38
Prin Window	1 to 40	1 to 22	1 to 15	1 to 9

New Century 2005-A

Banc of America Securities

Stress Run 1
Stepdown Fail
No Losses
Run to Maturity

Class M1

	50% PPC	75% PPC	100% PPC
WAL	18.18	13.38	10.33
Mod Dur	11.55	9.45	7.83

Class M2

	50% PPC	75% PPC	100% PPC
WAL	20.01	14.91	11.58
Mod Dur	12.17	10.15	8.50

Stress Run 2
40% Loss Severity
12 month delay
Trigger Fail
Run to Maturity
Defaults are in addition to Prepayments
Principal and Interest Advanced
75% of pricing speed
CDR "break" that results in first dollar of principal loss

Class M1

	75% PPC
CDR	6.8
Cum Loss	11.85

Class M2

	75% PPC
CDR	5.2
Cum Loss	9.62

Stress Run 3
50% Loss Severity
12 month delay
Trigger Fail
Run to Maturity
Defaults are in addition to Prepayments
Principal and Interest Advanced
75% of pricing speed
CDR "break" that results in first dollar of principal loss
CDR ramp: 0 cdr (1-6 months)
25% of CDR (months 7-12)
50% of CDR (months 13-24)
75% of CDR (months 25 - 36)
100% of CDR (months 37-47)
67% of CDR (months 48 and afterwards)

Class M1

	75% PPC
CDR	8.6
Cum Loss	11.54

Class M2

	75% PPC
CDR	6.5
Cum Loss	9.22

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
39	This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.													
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New Century 2005-A

Banc of America Securities

Row	Pd	PmtDt	A4WBegBal	A4WIntPmt	A4WPrinPmt	Pd	PmtDt	A4WBegBal	A4WIntPmt	A4WPrinPmt
4				27,971,646	110,924,000					
6	1	7/25/05	110,924,000	465,419	0	61	7/25/10	46,393,438	194,659	1,986,023
7	2	8/25/05	110,924,000	465,419	0	62	8/25/10	44,407,415	186,326	1,945,209
8	3	9/25/05	110,924,000	465,419	0	63	9/25/10	42,462,206	178,164	1,905,209
9	4	10/25/05	110,924,000	465,419	0	64	10/25/10	40,556,997	170,170	1,866,006
10	5	11/25/05	110,924,000	465,419	0	65	11/25/10	38,690,991	162,341	1,827,585
11	6	12/25/05	110,924,000	465,419	0	66	12/25/10	36,863,406	154,673	1,789,930
12	7	1/25/06	110,924,000	465,419	0	67	1/25/11	35,073,476	147,162	1,753,026
13	8	2/25/06	110,924,000	465,419	0	68	2/25/11	33,320,450	139,807	1,716,860
14	9	3/25/06	110,924,000	465,419	0	69	3/25/11	31,603,590	132,603	1,681,416
15	10	4/25/06	110,924,000	465,419	0	70	4/25/11	29,922,174	125,548	1,646,680
16	11	5/25/06	110,924,000	465,419	0	71	5/25/11	28,275,495	118,639	1,612,638
17	12	6/25/06	110,924,000	465,419	0	72	6/25/11	26,662,857	111,873	1,579,278
18	13	7/25/06	110,924,000	465,419	0	73	7/25/11	25,083,579	105,247	1,430,427
19	14	8/25/06	110,924,000	465,419	0	74	8/25/11	23,653,152	99,245	1,402,525
20	15	9/25/06	110,924,000	465,419	0	75	9/25/11	22,250,627	93,360	1,375,156
21	16	10/25/06	110,924,000	465,419	0	76	10/25/11	20,875,471	87,590	1,348,312
22	17	11/25/06	110,924,000	465,419	0	77	11/25/11	19,527,159	81,933	1,321,981
23	18	12/25/06	110,924,000	465,419	0	78	12/25/11	18,205,178	76,386	1,296,155
24	19	1/25/07	110,924,000	465,419	0	79	1/25/12	16,909,023	70,947	1,270,824
25	20	2/25/07	110,924,000	465,419	0	80	2/25/12	15,638,199	65,615	1,245,977
26	21	3/25/07	110,924,000	465,419	0	81	3/25/12	14,392,222	60,387	1,221,608
27	22	4/25/07	110,924,000	465,419	0	82	4/25/12	13,170,614	55,262	1,197,705
28	23	5/25/07	110,924,000	465,419	0	83	5/25/12	11,972,909	50,236	1,174,261
29	24	6/25/07	110,924,000	465,419	0	84	6/25/12	10,798,648	45,309	1,151,267
30	25	7/25/07	110,924,000	465,419	0	85	7/25/12	9,647,381	40,479	212,146
31	26	8/25/07	110,924,000	465,419	0	86	8/25/12	9,435,235	39,589	263,759
32	27	9/25/07	110,924,000	465,419	0	87	9/25/12	9,171,476	38,482	311,040
33	28	10/25/07	110,924,000	465,419	0	88	10/25/12	8,860,436	37,177	354,268
34	29	11/25/07	110,924,000	465,419	0	89	11/25/12	8,506,168	35,690	393,706
35	30	12/25/07	110,924,000	465,419	0	90	12/25/12	8,112,463	34,039	429,602
36	31	1/25/08	110,924,000	465,419	0	91	1/25/13	7,682,861	32,236	462,188
37	32	2/25/08	110,924,000	465,419	0	92	2/25/13	7,220,673	30,297	491,683
38	33	3/25/08	110,924,000	465,419	0	93	3/25/13	6,728,990	28,234	518,291
39	34	4/25/08	110,924,000	465,419	0	94	4/25/13	6,210,700	26,059	542,205
40	35	5/25/08	110,924,000	465,419	0	95	5/25/13	5,668,495	23,784	563,605
41	36	6/25/08	110,924,000	465,419	0	96	6/25/13	5,104,890	21,419	582,663
42	37	7/25/08	110,924,000	465,419	0	97	7/25/13	4,522,227	18,975	599,536
43	38	8/25/08	110,924,000	465,419	589,260	98	8/25/13	3,922,691	16,459	614,375
44	39	9/25/08	110,334,740	462,946	4,430,038	99	9/25/13	3,308,315	13,881	627,320
45	40	10/25/08	105,904,702	444,358	3,471,815	100	10/25/13	2,680,995	11,249	638,503
46	41	11/25/08	102,432,887	429,791	3,390,935	101	11/25/13	2,042,491	8,570	648,048
47	42	12/25/08	99,041,952	415,564	3,321,430	102	12/25/13	1,394,443	5,851	656,070
48	43	1/25/09	95,720,522	401,627	3,253,280	103	1/25/14	738,373	3,098	662,679
49	44	2/25/09	92,467,242	387,977	3,186,459	104	2/25/14	75,695	318	75,695

	A	B	C	D	E	F	G	H	I	J	K	L
50	45	3/25/09	89,280,783	374,607	3,120,941		105	3/25/14	0	0	0	
51	46	4/25/09	86,159,842	361,512	3,056,703		106	4/25/14	0	0	0	
52	47	5/25/09	83,103,140	348,687	2,993,718		107	5/25/14	0	0	0	
53	48	6/25/09	80,109,421	336,126	2,931,965		108	6/25/14	0	0	0	
54	49	7/25/09	77,177,456	323,824	2,871,418		109	7/25/14	0	0	0	
55	50	8/25/09	74,306,038	311,776	2,812,056		110	8/25/14	0	0	0	
56	51	9/25/09	71,493,982	299,977	2,753,855		111	9/25/14	0	0	0	
57	52	10/25/09	68,740,127	288,422	2,696,794		112	10/25/14	0	0	0	
58	53	11/25/09	66,043,333	277,107	2,640,851		113	11/25/14	0	0	0	
59	54	12/25/09	63,402,482	266,026	2,586,003		114	12/25/14	0	0	0	
60	55	1/25/10	60,816,479	255,176	2,532,232		115	1/25/15	0	0	0	
61	56	2/25/10	58,284,247	244,551	2,479,515		116	2/25/15	0	0	0	
62	57	3/25/10	55,804,732	234,147	2,427,833		117	3/25/15	0	0	0	
63	58	4/25/10	53,376,899	223,961	2,377,166		118	4/25/15	0	0	0	
64	59	5/25/10	50,999,733	213,986	2,327,495							
65	60	6/25/10	48,672,238	204,221	2,278,800							
66												
67												
68												
69												
70												
71												
72												
73												
74												
75												
76												

New Century 2005-A

Banc of America Securities

Class A3	PPC 50%	PPC 100%	PPC 150%	PPC 200%
Price at Par	4.486	4.437	4.392	4.347
WAL (yrs)	5.76	3.00	2.07	1.59
First Prin Pay	11/25/10	4/25/08	6/25/07	12/25/06
Last Prin Pay	9/25/11	8/25/08	8/25/07	2/25/07

New Century 2005-A

Banc of America Securities

Assumptions
Forward LIBOR
Pricing Speed
Failing Triggers
Run to Maturity
No Losses

Bonds pay off in Period 246

Pd	XS Spread	Pd	XS Spread	Pd	XS Spread	Pd	XS Spread	Pd	XS Spread
1	164	61	115	121	67	181	134	241	540
2	158	62	114	122	68	182	137	242	553
3	156	63	114	123	68	183	140	243	567
4	156	64	114	124	68	184	143	244	581
5	153	65	114	125	68	185	147	245	596
6	152	66	113	126	69	186	150	246	611
7	151	67	113	127	69	187	153		
8	149	68	113	128	69	188	157		
9	151	69	112	129	69	189	160		
10	148	70	112	130	69	190	164		
11	148	71	112	131	70	191	167		
12	146	72	111	132	70	192	171		
13	145	73	111	133	70	193	175		
14	144	74	111	134	71	194	179		
15	143	75	110	135	71	195	183		
16	142	76	110	136	72	196	187		
17	141	77	110	137	72	197	191		
18	140	78	110	138	72	198	196		
19	139	79	110	139	73	199	200		
20	139	80	110	140	73	200	205		
21	138	81	110	141	74	201	209		
22	137	82	110	142	74	202	214		
23	136	83	110	143	74	203	219		
24	135	84	110	144	75	204	224		
25	134	85	110	145	75	205	229		
26	133	86	110	146	76	206	234		
27	132	87	109	147	76	207	240		
28	131	88	109	148	77	208	245		
29	130	89	108	149	78	209	251		
30	129	90	108	150	78	210	257		
31	128	91	108	151	79	211	263		
32	126	92	107	152	80	212	269		
33	125	93	107	153	81	213	275		
34	124	94	107	154	82	214	282		
35	123	95	107	155	83	215	288		
36	122	96	107	156	84	216	295		
37	121	97	107	157	85	217	302		
38	120	98	107	158	86	218	309		
39	119	99	107	159	88	219	317		
40	119	100	108	160	89	220	324		
41	119	101	108	161	90	221	332		
42	118	102	108	162	91	222	340		
43	118	103	108	163	93	223	348		
44	118	104	108	164	94	224	357		
45	118	105	109	165	96	225	365		
46	118	106	109	166	98	226	374		
47	118	107	109	167	99	227	383		
48	117	108	110	168	101	228	392		
49	117	109	110	169	103	229	402		
50	117	110	110	170	105	230	412		
51	117	111	111	171	108	231	422		
52	117	112	111	172	110	232	432		
53	116	113	112	173	113	233	443		
54	116	114	112	174	115	234	454		
55	116	115	113	175	118	235	465		
56	116	116	113	176	120	236	477		
57	116	117	114	177	123	237	489		
58	115	118	114	178	126	238	501		
59	115	119	67	179	129	239	514		
60	115	120	67	180	131	240	527		

New Century 2005-A

Banc of America Securities

Assumptions
Pricing Speed
Failing Triggers
Run to Maturity
Forward LIBOR
12 Month Lag
CDR "Break" that results in first dollar of principal loss

Class M4

Loss Severity	50%	60%
CDR	3.8	3.1
Cum Loss	7.50	7.51

Class M5

Loss Severity	50%	60%
CDR	3.5	2.9
Cum Loss	6.98	7.07

New Century 2005-A

Banc of America Securities

Class A2	PPC 50%	75%	100%	125%	150%
Yield at Par	4.398	4.363	4.330	4.299	4.270
Yield Spread	0.177	0.226	0.250	0.263	0.285
Benchmark Yield	4.221	4.137	4.080	4.036	3.985
WAL (yrs)	3.61	2.55	2.00	1.66	1.43
First Prin Pay	8/25/07	1/25/07	9/25/06	7/25/06	6/25/2006
Last Prin Pay	11/25/10	3/25/09	4/25/08	10/25/07	6/25/2007
Benchmark Index	Swap	Swap	Swap	EDSF	EDSF

Class A6	PPC 50%	75%	100%	125%	150%
Yield at Par	5.009	5.004	5.000	4.997	4.992
Yield Spread	0.537	0.575	0.600	0.619	0.645
Benchmark Yield	4.472	4.429	4.400	4.378	4.347
WAL (yrs)	8.13	7.29	6.74	6.28	5.71
First Prin Pay	7/25/08	7/25/08	7/25/08	8/25/08	9/25/2008
Last Prin Pay	11/25/22	3/25/18	4/25/15	5/25/13	1/25/2012
Benchmark Index	Swap	Swap	Swap	Swap	Swap

New Century 2005-A

Banc of America Securities

Assumptions

Pricing Speed
Failing Triggers
Run to Maturity
Forward LIBOR
12 Month Lag
CDR in which 100% of bond principal cannot be repaid

Class A4

Loss Severity	50%	60%
CDR	16.5	12.3
Cum Loss	23.12	22.89

Class A5

Loss Severity	50%	60%
CDR	7.5	6.1
Cum Loss	13.24	13.46

New Century 2005-A

Banc of America Securities

<u>**Assumptions**</u>

Forward LIBOR — Bonds pay off in Period 246

Pricing Speed

Failing Triggers

Run to Maturity

No Losses

Pd	XS Spread	Pd	XS Spread	Pd	XS Spread	Pd	XS Spread	Pd	XS Spread
1	164	61	115	121	67	181	134	241	540
2	158	62	114	122	68	182	137	242	553
3	156	63	114	123	68	183	140	243	567
4	156	64	114	124	68	184	143	244	581
5	153	65	114	125	68	185	147	245	596
6	152	66	113	126	69	186	150	246	611
7	151	67	113	127	69	187	153		
8	149	68	113	128	69	188	157		
9	151	69	112	129	69	189	160		
10	148	70	112	130	69	190	164		
11	148	71	112	131	70	191	167		
12	146	72	111	132	70	192	171		
13	145	73	111	133	70	193	175		
14	144	74	111	134	71	194	179		
15	143	75	110	135	71	195	183		
16	142	76	110	136	72	196	187		
17	141	77	110	137	72	197	191		
18	140	78	110	138	72	198	196		
19	139	79	110	139	73	199	200		
20	139	80	110	140	73	200	205		
21	138	81	110	141	74	201	209		
22	137	82	110	142	74	202	214		
23	136	83	110	143	74	203	219		
24	135	84	110	144	75	204	224		
25	134	85	110	145	75	205	229		
26	133	86	110	146	76	206	234		
27	132	87	109	147	76	207	240		
28	131	88	109	148	77	208	245		
29	130	89	108	149	78	209	251		
30	129	90	108	150	78	210	257		
31	128	91	108	151	79	211	263		
32	126	92	107	152	80	212	269		
33	125	93	107	153	81	213	275		
34	124	94	107	154	82	214	282		
35	123	95	107	155	83	215	288		
36	122	96	107	156	84	216	295		

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
47	37	121		97	107		157	85		217	302			
48	38	120		98	107		158	86		218	309			
49	39	119		99	107		159	88		219	317			
50	40	119		100	108		160	89		220	324			
51	41	119		101	108		161	90		221	332			
52	42	118		102	108		162	91		222	340			
53	43	118		103	108		163	93		223	348			
54	44	118		104	108		164	94		224	357			
55	45	118		105	109		165	96		225	365			
56	46	118		106	109		166	98		226	374			
57	47	118		107	109		167	99		227	383			
58	48	117		108	110		168	101		228	392			
59	49	117		109	110		169	103		229	402			
60	50	117		110	110		170	105		230	412			
61	51	117		111	111		171	108		231	422			
62	52	117		112	111		172	110		232	432			
63	53	116		113	112		173	113		233	443			
64	54	116		114	112		174	115		234	454			
65	55	116		115	113		175	118		235	465			
66	56	116		116	113		176	120		236	477			
67	57	116		117	114		177	123		237	489			
68	58	115		118	114		178	126		238	501			
69	59	115		119	67		179	129		239	514			
70	60	115		120	67		180	131		240	527			

New Century 2005-A

Banc of America Securities

Assumptions

Pricing Speed
Forward LIBOR
50% Severity
Run to Maturity
Failing Triggers
12 Month Lag
CDR "Break" that results in principal shortfall

Class A4

PPC	100%
CDR	16.5
Cum Loss	23.12

1	**New Century 2005-A**
2	
3	**Assumptions**
4	Forward LIBOR — Bonds pay off in Period 246
5	Pricing Speed
6	Failing Triggers
7	Run to Maturity
8	No Losses
9	

Banc of America Securities

10	Pd	XS Spread	Pd	XS Spread	Pd	XS Spread	Pd	XS Spread	Pd	XS Spread
11	1	164	61	115	121	67	181	134	241	540
12	2	158	62	114	122	68	182	137	242	553
13	3	156	63	114	123	68	183	140	243	567
14	4	156	64	114	124	68	184	143	244	581
15	5	153	65	114	125	68	185	147	245	596
16	6	152	66	113	126	69	186	150	246	611
17	7	151	67	113	127	69	187	153		
18	8	149	68	113	128	69	188	157		
19	9	151	69	112	129	69	189	160		
20	10	148	70	112	130	69	190	164		
21	11	148	71	112	131	70	191	167		
22	12	146	72	111	132	70	192	171		
23	13	145	73	111	133	70	193	175		
24	14	144	74	111	134	71	194	179		
25	15	143	75	110	135	71	195	183		
26	16	142	76	110	136	72	196	187		
27	17	141	77	110	137	72	197	191		
28	18	140	78	110	138	72	198	196		
29	19	139	79	110	139	73	199	200		
30	20	139	80	110	140	73	200	205		
31	21	138	81	110	141	74	201	209		
32	22	137	82	110	142	74	202	214		
33	23	136	83	110	143	74	203	219		
34	24	135	84	110	144	75	204	224		
35	25	134	85	110	145	75	205	229		
36	26	133	86	110	146	76	206	234		
37	27	132	87	109	147	76	207	240		
38	28	131	88	109	148	77	208	245		
39	29	130	89	108	149	78	209	251		
40	30	129	90	108	150	78	210	257		
41	31	128	91	108	151	79	211	263		
42	32	126	92	107	152	80	212	269		
43	33	125	93	107	153	81	213	275		
44	34	124	94	107	154	82	214	282		
45	35	123	95	107	155	83	215	288		
46	36	122	96	107	156	84	216	295		
47	37	121	97	107	157	85	217	302		
48	38	120	98	107	158	86	218	309		
49	39	119	99	107	159	88	219	317		
50	40	119	100	108	160	89	220	324		
51	41	119	101	108	161	90	221	332		
52	42	118	102	108	162	91	222	340		
53	43	118	103	108	163	93	223	348		
54	44	118	104	108	164	94	224	357		
55	45	118	105	109	165	96	225	365		
56	46	118	106	109	166	98	226	374		
57	47	118	107	109	167	99	227	383		
58	48	117	108	110	168	101	228	392		

59	49	117	109	110	169	103	229	402
60	50	117	110	110	170	105	230	412
61	51	117	111	111	171	108	231	422
62	52	117	112	111	172	110	232	432
63	53	116	113	112	173	113	233	443
64	54	116	114	112	174	115	234	454
65	55	116	115	113	175	118	235	465
66	56	116	116	113	176	120	236	477
67	57	116	117	114	177	123	237	489
68	58	115	118	114	178	126	238	501
69	59	115	119	67	179	129	239	514
70	60	115	120	67	180	131	240	527

Banc of America Securities

RMBS New Issue Term Sheet

$10,387,000 Certificates (approximate)

New Century Home Equity Loan Trust 2005-A

Offered Classes: B-1 and B-2

New Century Mortgage Securities, Inc.

Depositor

New Century Mortgage Corporation

Originator

Countrywide Home Loans Servicing LP

Servicer

June 13, 2005

Banc of America Securities LLC

Approximately $10,387,000
New Century Home Equity Loan Trust 2005-A

New Century Mortgage Securities, Inc.,
Depositor

New Century Mortgage Corporation
Originator

Countrywide Home Loans Servicing LP
Servicer

TRANSACTION HIGHLIGHTS

Offered Classes	Description	Balance[3]	Expected Ratings (S&P /Fitch)	Avg Life to Call/Mat[1][2]	Payment Window To Call/ Mat[1][2]	Initial Subordination Level	Benchmark
A-1F[4]	Fix Seq	94,740,000	*Not Offered Hereby*				
A-1A[4]	Flt Seq	94,740,000	*Not Offered Hereby*				
A-2	Fix Seq	248,069,000	*Not Offered Hereby*				
A-3	Fix Seq	43,841,000	*Not Offered Hereby*				
A-4	Fix Seq	225,424,000	*Not Offered Hereby*				
A-5	Fix Seq	93,565,000	*Not Offered Hereby*				
A-6	NAS	88,931,000	*Not Offered Hereby*				
M-1	Mez	24,235,000	*Not Offered Hereby*				
M-2	Mez	23,247,000	*Not Offered Hereby*				
M-3	Mez	5,935,000	*Not Offered Hereby*				
M-4	Mez	6,925,000	*Not Offered Hereby*				
M-5	Mez	4,946,000	*Not Offered Hereby*				
M-6	Mez	4,946,000	*Not Offered Hereby*				
M-7	Mez	4,946,000	*Not Offered Hereby*				
M-8	Mez	3,957,000	*Not Offered Hereby*				
M-9	Mez	4,946,000	*Not Offered Hereby*				
B-1	Mez	4,946,000	BB+ / BB+	5.87 / 5.87	40 to 97 / 40 to 97	1.10%	None
B-2	Mez	5,441,000	BB / BB	4.82 / 4.82	40 to 79 / 40 to 79	0.55%	

Certificates:
(1) Certificates are priced to the 10% optional clean-up call.
(2) Based on the pricing prepayment speed. See details below.
(3) Bond sizes subject to a variance of plus or minus 5%.
(4) Bond will be sized based on investor demand.

Structure:
(1) The margin on the Class A-1A Certificates will double, and the pass-through rate on the Fixed Rate Certificates will increase by 0.50% after the Optional Termination Date.
(2) The Certificates will be subject to the applicable Net WAC Pass-Through Rate as described herein.

PREPAYMENT ASSUMPTION

Pricing Speed	4% CPR in month 1, increasing to 20% CPR over 12 months, and remaining at 20% CPR thereafter.

SUMMARY OF IMPORTANT DATES

Deal Information		***Collateral Information***	
Expected Pricing	[6/14/2005]	Cut-off Date	06/01/2005
Expected Settlement	06/28/2005		
First Distribution	07/25/2005		
Expected Stepdown	07/25/2008		

Bond Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Scheduled Distribution Date[(1)]	Rated Final Maturity Date
A-1F				*Not Offered Hereby*		
A-1A				Not Offered Hereby		
A-2				*Not Offered Hereby*		
A-3				*Not Offered Hereby*		
A-4				*Not Offered Hereby*		
A-5				*Not Offered Hereby*		
A-6				Not Offered Hereby		
M-1				*Not Offered Hereby*		
M-2				*Not Offered Hereby*		
M-3				*Not Offered Hereby*		
M-4				*Not Offered Hereby*		
M-5				*Not Offered Hereby*		
M-6				*Not Offered Hereby*		
M-7				*Not Offered Hereby*		
M-8				*Not Offered Hereby*		
M-9				*Not Offered Hereby*		
B-1	6/1/2005	27	30/360	24	01/25/2033	08/25/2035
B-2	6/1/2005	27	30/360	24	10/25/2031	08/25/2035

(1) The Expected Last Scheduled Distribution Date is calculated based on no prepayments and other modeling assumptions.

CONTACTS

Mortgage Trading/Syndicate	Tel: (212) 847-5095	Fax: (212) 847-5143
Pat Beranek	pat.beranek@bankofamerica.com	
Charlene Balfour	charlene.c.balfour@bankofamerica.com	
Global ABS Group	Fax: (704) 388-9668	
Michael Tri	Tel: (704) 388-8786	michael.l.tri@bankofamerica.com
Juanita Deane-Warner	Tel: (704) 683-5445	juanita.l.deane-warner@bankofamerica.com
Niki Hogue	Tel: (704) 387-1853	nikole.hogue@bankofamerica.com
Shaun Ahmad	Tel: (704) 387-2658	shaun.ahmad@bankofamerica.com
Pauwla Rumli	Tel: (704) 387-1156	rumli.pauwla@bankofamerica.com
Luna Nguyen	Tel: (704) 683-4190	luna.nguyen@bankofamerica.com
Rating Agencies		
Jonathan Hierl—S&P	Tel: (212) 438-2555	jonathan_hierl@standardandpoors.com
Ben Katzburg—Fitch	Tel: (212) 908-0261	ben.katzburg@fitchratings.com

Trust:	New Century Home Equity Loan Trust 2005-A.
Depositor:	New Century Mortgage Securities, Inc.
Seller:	NC Capital Corporation.
Originator:	New Century Mortgage Corporation.
Servicer:	Countrywide Home Loans Servicing LP.
Trustee and Custodian:	Deutsche Bank National Trust Company.
Sole Lead Manager:	Banc of America Securities LLC.
Co-Managers:	Countrywide Securities Corporation, Bear Stearns & Co Inc. and Northeast Securities
Offered Certificates:	The Class B-1 and the Class B-2 Certificates. The Offered Certificates will be offered publicly pursuant to a private placement memorandum.
Non-Offered Certificates:	Approximately $889,310,000 senior Certificates (the Class A-1F, Class A-1A, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates, together the "Class A Certificates") and approximately $84,083,000 mezzanine Certificates (the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 Class M-6, Class M-7, Class M-8 and Class M-9 Certificates, together the "Class M Certificates"). The Class A Certificates and the Class M Certificates are referred to herein as the "Non-Offered Certificates". The Non-Offered Certificates will be offered publicly pursuant to a Prospectus. The Non-Offered Certificates are backed by first lien fixed-rate subprime mortgage loans (the "Mortgage Loans").
Fixed Rate Certificates:	The Class A Certificates (other than the Class A-1A Certificates), the Class M Certificates and the Class B Certificates.
Adjustable Rate Certificates:	Class A-1A Certificates (together with the Class A-1F Certificates, the "Class A-1 Certificates").
Collateral:	As of June 1, 2005 the Mortgage Loans consist of approximately 5,435 fixed-rate, first lien, closed-end, subprime mortgage loans, totaling approximately $989,221,371.
Expected Pricing Date:	The week of June 13, 2005.
Closing Date:	On or about June 28, 2005.
Cut-off Date:	June 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July, 2005.

Record Date:	With respect to the Fixed Rate Certificates, the last day of the calendar month preceding the related Distribution Date. With respect to the Adjustable Rate Certificates, the business day immediately preceding each Payment Date.
Delay Days:	24 days on the Fixed Rate Certificates and 0 days on the Adjustable Rate Certificates. The price to be paid by investors in the Fixed Rate Certificates will include 27 days of accrued interest and the price to be paid by investors in the Adjustable Rate Certificates will be zero days of accrued interest (settle flat).
Due Period:	The Due Period with respect to any Payment Date commences on the second day of the month immediately preceding the month in which such Payment Date occurs and ends on the first day of the month in which such Payment Date occurs.
Interest Accrual Period:	Interest with respect to the Adjustable Rate Certificates will initially accrue from the Closing Date to, but excluding, the first Distribution Date. Thereafter, interest will accrue from the prior Distribution Date to, but excluding, the then current Distribution Date. Interest with respect to the Fixed Rate Certificates will accrue during the calendar month preceding the related Distribution Date.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Offered Certificates will *not* be eligible for purchase by certain ERISA plans as of the Closing Date.
Legal Investment:	The Offered Certificates will *not* constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	For federal income tax purposes the Certificates will represent ownership of REMIC regular interests.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Redemption:	At its option, the Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the Trust) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of 0.0010% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") on the Mortgage Loans.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Overcollateralization Amount: The Overcollateralization Amount with respect to any Payment Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Non-Offered Certificates, the Class B Certificates and the Class P Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 0.55% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $4,946,107 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Payment Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in July 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans, but prior to any payment of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Payment Date)) is greater than or equal to approximately 20.20%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account payments of principal on the Mortgage Loans and payment of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Target Credit Enhancement Percentage

Class	Initial	On and After Stepdown Date
A	10.10%	20.20%
M-1	7.65%	15.30%
M-2	5.30%	10.60%
M-3	4.70%	9.40%
M-4	4.00%	8.00%
M-5	3.50%	7.00%
M-6	3.00%	6.00%
M-7	2.50%	5.00%
M-8	2.10%	4.20%
M-9	1.60%	3.20%
B-1	1.10%	2.20%
B-2	0.55%	1.10%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate principal balance of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 60% of the Credit Enhancement Percentage for the Class A Certificates.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Payment Date Occurring in	Percentage
July 2008 through June 2009	2.50%
July 2009 through June 2010	3.25%
July 2010 through June 2011	3.75%
July 2011 and thereafter	4.00%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first, by the Excess Spread, second, by the Overcollateralization Amount and third, by the Class B Certificates in reverse numerical order and the Class M Certificates in reverse numerical order.

Interest Distribution Priority: On each Distribution Date, the Interest Remittance Amount will be paid in the following order of priority:

(i) to the holders of the Class A Certificates, on a pro rata basis based on the entitlement of each such class, the Senior Interest Distribution Amount allocable to such Certificates.

(ii) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, the Interest Distribution Amount for such Certificates; and

(iii) any remainder as described under "Monthly Excess Cashflow Payments".

Principal Distribution Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount will be paid as follows:

(i) to the holders of the Class A Certificates, according to the Class A Certificates Principal Allocation, until the Certificate Principal Balances thereof have been reduced to zero; and

(ii) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, any remaining Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

On each Payment Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount will be paid as follows:

(i) to the holders of the Class A Certificates, according to the Class A Certificates Principal Allocation, the Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero ;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class B-1 Certificates, the Class B-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class B-2 Certificates, the Class B-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Monthly Excess Cashflow Payments:

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to maintain the Overcollateralization Amount at the Overcollateralization Target Amount;

(ii) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, in an amount equal to the Interest Carry Forward Amount allocable to each such class of Certificates;

(iii) sequentially, to the holders of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, in an amount equal to such Certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(iv) sequentially, to the holders of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts;

(v) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, in an amount equal to the previously allocated Realized Loss Amount for such class of Certificates; and

(vi) to the holders of the Class CE, Class P and Residual Certificates as provided in the Pooling and Servicing Agreement.

Expense Adjusted Mortgage Rate:

The applicable mortgage rate on each Mortgage Loan as of the first day of the related Due Period minus the Administrative Fees.

Maximum Cap Rate:

The "Maximum Cap Rate" for any Distribution Date and for the Class A-1A Certificates will be a per annum rate equal to (i) on or prior to the Distribution Date in September 2006, the greater of (a) the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and (b) 8.0% and (ii) after the Distribution Date in September 2006, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Net WAC Pass-Through Rate:

The Net WAC Pass-Through Rate for any Distribution Date is a rate per annum (adjusted, in the case of the Class A-1A Certificates, for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans.

Net WAC Rate Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for each class of the Offered Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Pass-Through Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates together with accrued interest at the related Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Pass-Through Rate: For the Class A-1A Certificates, the Pass-Through Rate on any Distribution Date will equal the lesser of:

(a) One-Month LIBOR plus the related certificate margin; and
(b) The Maximum Cap Rate for such Distribution Date.

For any Fixed Rate Certificates, the Pass-Through Rate on any Distribution Date will be the lesser of (x) the fixed pass-through rate for such class and (y) the Net WAC Pass-Through Rate for such Distribution Date.

Interest Carry Forward Amount: For each class of Offered Certificates, and any Distribution Date, the sum of (i) the excess of (A) the accrued Certificate Interest for such Class with respect to the Distribution Date, plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued at the Pass-Through Rate for that class during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date is equal to the Interest Distribution Amount for such Distribution Date for the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the Class A Certificates.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date on which it could have been exercised, the certificate margin on the Class A-1A Certificates will increase to 2.0 times its initial certificate margin and the fixed pass-through rates on the Fixed Rate Certificates will increase by 0.50% per annum.

Class A Certificates Principal Allocation:

Principal will be distributed among the Class A Certificates as follows: first, to the holders of the Class A-6 Certificates based on the Lockout Distribution Percentage of all principal distributed to Class A Certificates until the Certificate Principal Balance of the Class A-6 Certificates has been reduced to zero; second, pro rata, to the holders of the Class A-1 Certificates, until the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero; third, to the holders of the Class A-2 Certificates, until the Certificate Principal Balance of the Class A-2 Certificates has been reduced to zero; fourth, to the holders of the Class A-3 Certificates, until the Certificate Principal Balance of the Class A-3 Certificates has been reduced to zero; fifth, to the holders of the Class A-4 Certificates, until the Certificate Principal Balance of the Class A-4 Certificates has been reduced to zero; sixth, to the holders of the Class A-5 Certificates, until the Certificate Principal Balance of the Class A-5 Certificates has been reduced to zero; and seventh, to the holders of the Class A-6 Certificates, until the Certificate Principal Balance of the Class A-6 Certificates has been reduced to zero.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period and (iv) the amount of any Overcollateralization Increase Amount for such Payment Date MINUS the amount of any Overcollateralization Reduction Amount for such Payment Date.

Senior Principal Distribution Amount:

The Senior Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 79.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Lockout Distribution Percentage:

For the Class A-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring In	
July 2005 – June 2008	0%
July 2008 – June 2010	45%
July 2010 – June 2011	80%
July 2011 – June 2012	100%
July 2012 and onwards	300%

Lockout Certificate Percentage:

For the Class A-6 Certificates and any Distribution Date, the percentage equal to the Certificate Principal Balance of the Class A-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Senior Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-9 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class B-1 Principal Distribution Amount:

The Class B-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount and Class M-9 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class B-2 Principal Distribution Amount:

The Class B-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and Class B-1 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

BOND SUMMARY
To Maturity

	FRM PPC	50%	75%	**100%**	125%	150%
B-1	**WAL**	10.73	7.65	**5.87**	4.75	4.04
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	1/25/2020	12/25/2015	**7/25/2013**	12/25/2011	11/25/2010

	FRM PPC	50%	75%	**100%**	125%	150%
B-2	**WAL**	8.88	6.29	**4.82**	3.91	3.41
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	6/25/2017	1/25/2014	**1/25/2012**	9/25/2010	11/25/2009

BOND SUMMARY
To Call

	FRM PPC	50%	75%	**100%**	125%	150%
B-1	**WAL**	10.73	7.65	**5.87**	4.75	4.04
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	1/25/2020	12/25/2015	**7/25/2013**	12/25/2011	11/25/2010

	FRM PPC	50%	75%	**100%**	125%	150%
B-2	**WAL**	8.88	6.29	**4.82**	3.91	3.41
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	6/25/2017	1/25/2014	**1/25/2012**	9/25/2010	11/25/2009

INTEREST RATE CAP SCHEDULE

Period	Accrual Start	Accrual End	Cap Notional ($)	Cap Strike (%)	Cap Ceiling (%)
1	6/28/2005	7/25/2005	94,740,000	6.81%	7.89%
2	7/25/2005	8/25/2005	91,928,633	5.92%	7.89%
3	8/25/2005	9/25/2005	88,498,224	5.92%	7.89%
4	9/25/2005	10/25/2005	84,452,412	6.12%	7.89%
5	10/25/2005	11/25/2005	79,796,822	5.92%	7.89%
6	11/25/2005	12/25/2005	74,539,418	6.12%	7.89%
7	12/25/2005	1/25/2006	68,690,510	5.92%	7.89%
8	1/25/2006	2/25/2006	62,262,754	5.92%	7.89%
9	2/25/2006	3/25/2006	55,271,128	6.57%	7.89%
10	3/25/2006	4/25/2006	47,732,904	5.92%	7.89%
11	4/25/2006	5/25/2006	39,667,599	6.12%	7.89%
12	5/25/2006	6/25/2006	31,096,908	5.92%	7.89%
13	6/25/2006	7/25/2006	22,682,303	6.12%	7.89%
14	7/25/2006	8/25/2006	14,428,848	5.92%	7.89%
15	8/25/2006	9/25/2006	6,333,497	5.92%	7.89%

BREAKEVEN LOSSES

Classes	S&P / Fitch	CDR Break (%)	Cum Loss (%)
B-1	BB+ / BB+	2.8	4.57
B-2	BB / BB	2.5	4.12

Run at the Pricing Speed assuming static LIBOR
40% loss severity
12 month lag from default to loss
Run to maturity
Triggers fail (i.e. no Stepdown)
"Break" is first dollar of principal loss

EXCESS SPREAD

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR
1	164	164	3.22%	41	119	119	4.19%	81	118	118	4.47%
2	159	158	3.39%	42	118	118	4.19%	82	118	118	4.47%
3	159	156	3.57%	43	118	118	4.20%	83	118	118	4.47%
4	159	156	3.60%	44	118	118	4.20%	84	118	118	4.47%
5	158	153	3.72%	45	118	118	4.21%	85	118	118	4.47%
6	158	152	3.91%	46	118	118	4.21%	86	117	117	4.47%
7	156	151	3.84%	47	118	118	4.22%	87	117	117	4.47%
8	155	149	3.95%	48	118	118	4.22%	88	117	117	4.47%
9	155	151	3.92%	49	118	118	4.32%	89	117	117	4.47%
10	152	148	3.95%	50	118	118	4.33%	90	117	117	4.47%
11	151	148	3.96%	51	118	118	4.34%	91	117	117	4.47%
12	149	146	4.03%	52	118	118	4.34%	92	116	116	4.47%
13	147	145	3.97%	53	118	118	4.35%	93	116	116	4.47%
14	145	144	4.00%	54	118	118	4.36%	94	116	116	4.47%
15	144	143	4.03%	55	118	118	4.36%	95	116	116	4.47%
16	142	142	4.07%	56	118	118	4.37%	96	116	116	4.47%
17	141	141	4.10%	57	118	118	4.37%	97	116	116	4.47%
18	140	140	4.13%	58	118	118	4.38%	98	115	115	4.47%
19	139	139	4.16%	59	118	118	4.39%	99	115	115	4.47%
20	139	139	4.19%	60	118	118	4.39%	100	115	115	4.47%
21	138	138	4.21%	61	118	118	4.40%	101	115	115	4.47%
22	137	137	4.24%	62	118	118	4.41%	102	115	115	4.47%
23	136	136	4.27%	63	118	118	4.42%	103	115	115	4.47%
24	135	135	4.29%	64	118	118	4.42%	104	115	115	4.47%
25	134	134	4.16%	65	118	118	4.43%	105	115	115	4.47%
26	133	133	4.18%	66	118	118	4.43%	106	115	115	4.47%
27	132	132	4.20%	67	118	118	4.44%	107	115	115	4.47%
28	131	131	4.21%	68	118	118	4.44%	108	115	115	4.47%
29	130	130	4.23%	69	118	118	4.45%	109	116	116	4.47%
30	129	129	4.24%	70	118	118	4.45%	110	116	116	4.47%
31	128	128	4.25%	71	118	118	4.46%	111	116	116	4.47%
32	126	126	4.27%	72	118	118	4.47%	112	117	117	4.47%
33	125	125	4.28%	73	118	118	4.47%	113	117	117	4.47%
34	124	124	4.30%	74	118	118	4.47%	114	117	117	4.47%
35	123	123	4.31%	75	118	118	4.47%	115	118	118	4.47%
36	122	122	4.33%	76	118	118	4.47%	116	118	118	4.47%
37	121	121	4.17%	77	118	118	4.47%	117	119	119	4.47%
38	120	120	4.17%	78	118	118	4.47%	118	119	119	4.47%
39	119	119	4.18%	79	118	118	4.47%				
40	119	119	4.18%	80	118	118	4.47%				

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	$989,221,371.19
Number of Mortgage Loans:	5,435
Average Principal Balance:	$182,009.45
Weighted Average Current Mortgage Rate:	6.732%
Weighted Average Net Mortgage Rate:	6.231%
Weighted Average Credit Score:	640
Weighted Average Original LTV:	75.54%
Weighted Average Stated Remaining Term:	345 months
Weighted Average Stated Original Term:	346 months

	Percent of Aggregate Principal Balance
Fixed Rate Mortgage Loans:	100.00%
Adjustable Rate Mortgage Loans:	0.00%
Fully Amortizing Mortgage Loans:	100.00%
Interest Only Loans:	0.00%
Balloon Loans:	0.00%
Single Family:	76.01%
Primary Residence:	93.49%

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
10 YR FIXED	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623
15 YR FIXED	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
20 YR FIXED	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
25 YR FIXED	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
30 YR FIXED	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
5.000% to 5.499%	4	$939,186.05	0.09%	$234,796.51	5.365%	74.42%	694
5.500% to 5.999%	993	243,647,538.12	24.63	245,365.09	5.907	73.16	667
6.000% to 6.499%	1,002	216,868,664.92	21.92	216,435.79	6.226	74.05	649
6.500% to 6.999%	1,300	248,873,551.83	25.16	191,441.19	6.734	75.81	637
7.000% to 7.499%	671	100,989,002.03	10.21	150,505.22	7.223	77.63	624
7.500% to 7.999%	664	93,460,602.23	9.45	140,753.92	7.722	78.30	614
8.000% to 8.499%	306	35,173,919.87	3.56	114,947.45	8.216	79.38	603
8.500% to 8.999%	265	27,179,593.43	2.75	102,564.50	8.731	80.28	595
9.000% to 9.499%	103	9,819,027.64	0.99	95,330.37	9.189	79.59	582
9.500% to 9.999%	83	8,718,662.91	0.88	105,044.13	9.707	82.14	565
10.000% to 10.499%	23	2,153,514.77	0.22	93,631.08	10.168	78.43	552
10.500% to 10.999%	19	1,287,121.82	0.13	67,743.25	10.774	79.56	545
12.000% to 12.499%	1	50,985.57	0.01	50,985.57	12.050	75.00	534
13.500% to 13.999%	1	60,000.00	0.01	60,000.00	13.600	42.40	519
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
$1 to $50,000	85	$4,212,097.64	0.43%	$49,554.09	7.889%	63.57%	595
$50,001 to $100,000	1,409	108,049,949.84	10.92	76,685.56	7.499	75.10	614
$100,001 to $150,000	1,298	161,213,850.14	16.30	124,201.73	7.071	75.40	625
$150,001 to $200,000	877	153,131,287.82	15.48	174,608.08	6.786	72.70	633
$200,001 to $250,000	543	122,589,395.64	12.39	225,763.16	6.626	74.30	637
$250,001 to $300,000	428	117,611,781.02	11.89	274,793.88	6.451	75.23	645
$300,001 to $350,000	284	92,268,808.36	9.33	324,890.17	6.506	76.68	654
$350,001 to $400,000	197	74,141,155.47	7.49	376,351.04	6.397	78.91	656
$400,001 to $450,000	113	48,173,896.95	4.87	426,317.67	6.341	77.66	662
$450,001 to $500,000	88	41,884,315.12	4.23	475,958.13	6.369	79.60	655
$500,001 to $550,000	37	19,278,878.79	1.95	521,050.78	6.306	80.94	665
$550,001 to $600,000	47	26,980,311.15	2.73	574,049.17	6.421	79.17	671
$600,001 to $650,000	14	8,848,379.08	0.89	632,027.08	6.428	72.59	666
$650,001 to $700,000	9	6,114,154.68	0.62	679,350.52	6.245	67.09	683
$700,001 to $750,000	1	750,000.00	0.08	750,000.00	5.990	75.00	694
$750,001 to $800,000	3	2,296,666.20	0.23	765,555.40	6.600	81.89	636
$800,001 or greater	2	1,676,443.29	0.17	838,221.65	5.875	63.04	725
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($) Number of Mortgage Loans Aggregate
Original
Principal Balance ($) % of Mortgage Pool by Aggregate Original Principal Balance Avg. Original Principal Balance ($) Weighted Average Gross
Interest Rate (%) Weighted Average Original LTV (%) Weighted Average FICO Score

$1 to $50,000	85	$4,212,097.64	0.43%	$49,554.09	7.889%	63.57%	595
$50,001 to $100,000	1,409	108,049,949.84	10.92	76,685.56	7.499	75.10	614
$100,001 to $150,000	1,297	161,064,218.65	16.28	124,182.13	7.072	75.40	625
$150,001 to $200,000	878	153,280,919.31	15.50	174,579.63	6.786	72.71	633
$200,001 to $250,000	541	122,089,528.22	12.34	225,673.80	6.625	74.27	637
$250,001 to $300,000	430	118,111,648.44	11.94	274,678.25	6.452	75.26	645
$300,001 to $350,000	284	92,268,808.36	9.33	324,890.17	6.506	76.68	654
$350,001 to $400,000	197	74,141,155.47	7.49	376,351.04	6.397	78.91	656
$400,001 to $450,000	113	48,173,896.95	4.87	426,317.67	6.341	77.66	662
$450,001 to $500,000	88	41,884,315.12	4.23	475,958.13	6.369	79.60	655
$500,001 to $550,000	37	19,278,878.79	1.95	521,050.78	6.306	80.94	665
$550,001 to $600,000	47	26,980,311.15	2.73	574,049.17	6.421	79.17	671
$600,001 to $650,000	14	8,848,379.08	0.89	632,027.08	6.428	72.59	666
$650,001 to $700,000	9	6,114,154.68	0.62	679,350.52	6.245	67.09	683
$700,001 to $750,000	1	750,000.00	0.08	750,000.00	5.990	75.00	694
$750,001 to $800,000	3	2,296,666.20	0.23	765,555.40	6.600	81.89	636
$800,001 or greater	2	1,676,443.29	0.17	838,221.65	5.875	63.04	725
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
AA	4,364	$816,839,225.88	82.57%	$187,176.72	6.643%	76.44%	647
A-	295	43,008,643.41	4.35	145,792.01	7.360	70.72	587
A+	541	97,756,672.76	9.88	180,696.25	6.920	73.33	617
B	135	18,535,792.62	1.87	137,302.17	7.556	68.80	591
C	96	12,814,820.87	1.30	133,487.72	7.594	61.37	588
C-	4	266,215.65	0.03	66,553.91	10.274	53.67	553
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
109 to 120	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623
169 to 180	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
229 to 240	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
289 to 300	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
349 to 360	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
120	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623
180	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
240	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
300	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
360	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL LTV

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
30.00% or less	68	$6,964,199.22	0.70%	$102,414.69	6.701%	23.56%	640
30.01% to 35.00%	45	6,699,423.94	0.68	148,876.09	6.797	32.84	643
35.01% to 40.00%	66	10,030,354.46	1.01	151,975.07	6.593	38.10	642
40.01% to 45.00%	93	14,921,099.01	1.51	160,441.92	6.559	42.72	632
45.01% to 50.00%	163	27,447,308.90	2.77	168,388.40	6.559	47.82	639
50.01% to 55.00%	153	29,054,644.42	2.94	189,899.64	6.479	52.82	631
55.01% to 60.00%	233	42,036,098.14	4.25	180,412.44	6.500	57.78	632
60.01% to 65.00%	358	66,176,299.67	6.69	184,850.00	6.498	63.26	629
65.01% to 70.00%	423	82,310,056.33	8.32	194,586.42	6.579	68.38	631
70.01% to 75.00%	549	106,710,418.23	10.79	194,372.35	6.740	73.57	626
75.01% to 80.00%	1,482	252,121,281.42	25.49	170,122.32	6.778	79.33	640
80.01% to 85.00%	735	142,892,528.77	14.44	194,411.60	6.700	84.14	641
85.01% to 90.00%	766	148,112,273.55	14.97	193,358.06	6.870	89.45	656
90.01% to 95.00%	271	48,555,780.57	4.91	179,172.62	7.133	94.58	658
95.01% to 100.00%	30	5,189,604.56	0.52	172,986.82	7.959	99.82	679
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties Number of Mortgage Loans Aggregate
Cut-off Date
Principal Balance ($) % of Mortgage Pool by Aggregate Cut-off Date Principal Balance Avg. Cut-off Date Principal Balance ($) Weighted Average
Gross Interest Rate (%) Weighted Average Original LTV (%) Weighted Average FICO Score

California	1,119	$297,120,237.02	30.04%	$265,523.00	6.372%	71.62%	653
Florida	672	98,486,382.37	9.96	146,557.12	7.003	75.93	623
New York	352	94,391,936.56	9.54	268,158.91	6.575	74.21	649
Texas	818	82,388,151.26	8.33	100,719.01	7.298	78.70	613
New Jersey	240	54,284,548.20	5.49	226,185.62	6.843	76.57	633
Hawaii	146	44,629,052.35	4.51	305,678.44	6.294	74.72	654
Massachusetts	132	31,632,972.30	3.20	239,643.73	6.507	73.26	648
Maryland	117	27,615,107.71	2.79	236,026.56	6.587	75.52	631
Arizona	144	24,123,264.30	2.44	167,522.67	6.626	78.01	643
Pennsylvania	174	23,618,528.53	2.39	135,738.67	6.885	81.16	641
Nevada	89	18,704,092.55	1.89	210,158.34	6.515	74.35	643
Illinois	120	18,384,012.03	1.86	153,200.10	6.843	77.24	635
Ohio	148	16,464,446.23	1.66	111,246.26	7.497	83.76	631
Washington	73	14,245,013.56	1.44	195,137.17	6.551	81.20	638
Virginia	74	12,339,513.69	1.25	166,750.19	6.853	74.82	621
Other	1,017	130,794,112.53	13.22	128,607.78	7.211	80.41	632
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Number of Mortgage Loans Aggregate
Cut-off Date
Principal Balance ($) % of Mortgage Pool by Aggregate Cut-off Date Principal Balance Avg. Cut-off Date Principal Balance ($) Weighted Average
Gross Interest Rate (%) Weighted Average Original LTV (%) Weighted Average FICO Score

Primary Residence	4,995	$924,819,467.71	93.49%	$185,149.04	6.687%	75.49%	638
Investment Property	393	54,478,250.75	5.51	138,621.50	7.463	76.74	669
Second Home	47	9,923,652.73	1.00	211,141.55	6.936	73.42	678
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Single Family	4,255	$751,954,811.31	76.01%	$176,722.63	6.727%	75.30%	637
PUD Detached	490	94,006,950.87	9.50	191,850.92	6.726	77.83	638
Two- to four- family units	338	81,024,888.38	8.19	239,718.60	6.811	74.09	663
Condominium	282	50,444,495.17	5.10	178,881.19	6.671	77.01	648
PUD Attached	67	11,513,179.31	1.16	171,838.50	6.857	76.41	624
Modular Home	3	277,046.15	0.03	92,348.72	7.159	84.68	667
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Refinance-Cashout	3,965	$747,548,423.04	75.57%	$188,536.80	6.678%	74.08%	636
Refinance-Rate/Term	804	126,515,068.82	12.79	157,357.05	6.709	79.19	640
Purchase	666	115,157,879.33	11.64	172,909.73	7.108	81.05	664
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Full Documentation	4,001	$702,346,818.73	71.00%	$175,542.82	6.642%	76.42%	634
Stated Documentation	1,358	271,400,443.99	27.44	199,853.05	6.979	73.23	653
Limited Documentation	76	15,474,108.47	1.56	203,606.69	6.494	76.42	646
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores **Number of Mortgage Loans** **Aggregate**
Cut-off Date
Principal Balance ($) **% of Mortgage Pool by Aggregate Cut-off Date Principal Balance** **Avg. Cut-off Date Principal Balance ($)** **Weighted Average**
Gross Interest Rate (%) **Weighted Average Original LTV (%)** **Weighted Average FICO Score**

500 to 519	122	$12,957,383.57	1.31%	$106,208.06	8.595%	72.44%	511
520 to 539	199	25,652,027.36	2.59	128,904.66	7.959	70.27	530
540 to 559	289	41,652,596.67	4.21	144,126.63	7.439	71.19	552
560 to 579	343	46,934,351.68	4.74	136,834.84	7.301	71.41	569
580 to 599	603	97,524,750.12	9.86	161,732.59	6.931	73.52	590
600 to 619	753	128,421,987.24	12.98	170,547.13	6.762	74.26	610
620 to 639	856	156,735,947.32	15.84	183,102.74	6.690	77.24	629
640 to 659	747	144,848,155.06	14.64	193,906.50	6.539	76.22	649
660 to 679	578	113,360,424.85	11.46	196,125.30	6.491	77.06	669
680 to 699	365	81,419,492.69	8.23	223,067.10	6.430	77.39	689
700 to 719	231	54,722,170.71	5.53	236,892.51	6.438	78.83	709
720 to 739	140	35,457,891.80	3.58	253,270.66	6.321	77.25	728
740 to 759	94	22,874,996.12	2.31	243,351.02	6.241	76.51	749
760 to 779	70	15,625,524.85	1.58	223,221.78	6.518	78.35	769
780 to 799	31	7,630,108.20	0.77	246,132.52	6.386	69.95	786
800 to 819	14	3,403,562.95	0.34	243,111.64	6.589	64.60	806
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
1	5,435	$989,221,371.19	100.00%	$182,009.45	6.732%	75.54%	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Banc of America Securities

RMBS New Issue Term Sheet

$973,393,000 Certificates (approximate)

New Century Home Equity Loan Trust 2005-A

Offered Classes: A-1F, A-1A, A-2, A-3, A-4, A-5, A-6, M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8 and M-9

New Century Mortgage Securities, Inc.

Depositor

New Century Mortgage Corporation

Originator

Countrywide Home Loans Servicing LP

Servicer

June 13, 2005

Banc of America Securities LLC

Approximately $973,393,000
New Century Home Equity Loan Trust 2005-A

New Century Mortgage Securities, Inc.,
Depositor

New Century Mortgage Corporation
Originator

Countrywide Home Loans Servicing LP
Servicer

TRANSACTION HIGHLIGHTS

Offered Classes	Description	Balance(3)	Expected Ratings (S&P /Fitch)	Avg Life to Call/Mat(1)(2)	Payment Window To Call/ Mat(1)(2)	Initial Subordination Level	Benchmark
A-1F(4)	Fix Seq	94,740,000	AAA / AAA	0.75 / 0.75	1 to 15 / 1 to 15	10.10%	None
A-1A(4)	Flt Seq	94,740,000	AAA / AAA	0.75 / 0.75	1 to 15 / 1 to 15	10.10%	1mLIBOR
A-2	Fix Seq	248,069,000	AAA / AAA	2.00 / 2.00	15 to 34 / 15 to 34	10.10%	None
A-3	Fix Seq	43,841,000	AAA / AAA	3.00 / 3.00	34 to 38 / 34 to 38	10.10%	None
A-4	Fix Seq	225,424,000	AAA / AAA	5.00 / 5.00	38 to 104 / 38 to 104	10.10%	None
A-5	Fix Seq	93,565,000	AAA / AAA	9.70 / 12.55	104 to 118 / 104 to 250	10.10%	None
A-6	NAS	88,931,000	AAA / AAA	6.74 / 6.81	37 to 118 / 37 to 248	10.10%	None
M-1	Mez	24,235,000	AA+ / AA+	6.56 / 7.12	40 to 118 / 40 to 182	7.65%	None
M-2	Mez	23,247,000	AA / AA	6.56 / 7.04	40 to 118 / 40 to 170	5.30%	None
M-3	Mez	5,935,000	AA- / AA-	6.56 / 6.96	40 to 118 / 40 to 153	4.70%	None
M-4	Mez	6,925,000	A+ / A+	6.56 / 6.90	40 to 118 / 40 to 148	4.00%	None
M-5	Mez	4,946,000	A / A	6.56 / 6.83	40 to 118 / 40 to 140	3.50%	None
M-6	Mez	4,946,000	A- / A-	6.56 / 6.75	40 to 118 / 40 to 134	3.00%	None
M-7	Mez	4,946,000	BBB+ / BBB+	6.56 / 6.64	40 to 118 / 40 to 127	2.50%	None
M-8	Mez	3,957,000	BBB / BBB	6.50 / 6.50	40 to 118 / 40 to 118	2.10%	None
M-9	Mez	4,946,000	BBB- / BBB-	6.28 / 6.28	40 to 110 / 40 to 110	1.60%	None
B-1	Mez	4,946,000	*Not Offered Hereby*				
B-2	Mez	5,441,000	*Not Offered Hereby*				

Certificates:
(1) Certificates are priced to the 10% optional clean-up call.
(2) Based on the pricing prepayment speed. See details below.
(3) Bond sizes subject to a variance of plus or minus 5%.
(4) Bond will be sized based on investor demand.

Structure:
(1) The margin on the Class A-1A Certificates will double, and the pass-through rate on the Fixed Rate Certificates will increase by 0.50% after the Optional Termination Date.
(2) The Certificates will be subject to the applicable Net WAC Pass-Through Rate as described herein.

Banc of America Securities LLC

PREPAYMENT ASSUMPTION

Pricing Speed	4% CPR in month 1, increasing to 20% CPR over 12 months, and remaining at 20% CPR thereafter.

SUMMARY OF IMPORTANT DATES

Deal Information

Expected Pricing	[6/14/2005]
Expected Settlement	06/28/2005
First Distribution	07/25/2005
Expected Stepdown	07/25/2008

Collateral Information

Cut-off Date	06/01/2005

Bond Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Scheduled Distribution Date[(1)]	Rated Final Maturity Date
A-1F	06/01/2005	27	30/360	24	6/25/2017	08/25/2035
A-1A	06/28/2005	0	Act/360	0	6/25/2017	08/25/2035
A-2	06/01/2005	27	30/360	24	7/25/2026	08/25/2035
A-3	06/01/2005	27	30/360	24	12/25/2027	08/25/2035
A-4	06/01/2005	27	30/360	24	8/25/2033	08/25/2035
A-5	06/01/2005	27	30/360	24	5/25/2035	08/25/2035
A-6	06/01/2005	27	30/360	24	3/25/2035	08/25/2035
M-1	06/01/2005	27	30/360	24	1/25/2035	08/25/2035
M-2	06/01/2005	27	30/360	24	12/25/2034	08/25/2035
M-3	06/01/2005	27	30/360	24	9/25/2034	08/25/2035
M-4	06/01/2005	27	30/360	24	8/25/2034	08/25/2035
M-5	06/01/2005	27	30/360	24	6/25/2034	08/25/2035
M-6	06/01/2005	27	30/360	24	5/25/2034	08/25/2035
M-7	06/01/2005	27	30/360	24	3/25/2034	08/25/2035
M-8	06/01/2005	27	30/360	24	12/25/2033	08/25/2035
M-9	06/01/2005	27	30/360	24	8/25/2033	08/25/2035
B-1				*Not Offered Hereby*		
B-2				*Not Offered Hereby*		

(1) The Expected Last Scheduled Distribution Date is calculated based on no prepayments and other modeling assumptions.

CONTACTS

Mortgage Trading/Syndicate	Tel: (212) 847-5095	Fax: (212) 847-5143
Pat Beranek	pat.beranek@bankofamerica.com	
Charlene Balfour	charlene.c.balfour@bankofamerica.com	
Global ABS Group	Fax: (704) 388-9668	
Michael Tri	Tel: (704) 388-8786	michael.l.tri@bankofamerica.com
Juanita Deane-Warner	Tel: (704) 683-5445	juanita.l.deane-warner@bankofamerica.com
Niki Hogue	Tel: (704) 387-1853	nikole.hogue@bankofamerica.com
Shaun Ahmad	Tel: (704) 387-2658	shaun.ahmad@bankofamerica.com
Pauwla Rumli	Tel: (704) 387-1156	rumli.pauwla@bankofamerica.com
Luna Nguyen	Tel: (704) 683-4190	luna.nguyen@bankofamerica.com
Rating Agencies		
Jonathan Hierl—S&P	Tel: (212) 438-2555	jonathan_hierl@standardandpoors.com
Ben Katzburg—Fitch	Tel: (212) 908-0261	ben.katzburg@fitchratings.com

Trust:	New Century Home Equity Loan Trust 2005-A.
Depositor:	New Century Mortgage Securities, Inc.
Seller:	NC Capital Corporation.
Originator:	New Century Mortgage Corporation.
Servicer:	Countrywide Home Loans Servicing LP.
Trustee and Custodian:	Deutsche Bank National Trust Company.
Sole Lead Manager:	Banc of America Securities LLC.
Co-Managers:	Countrywide Securities Corporation, Bear Stearns & Co Inc. and Northeast Securities
Offered Certificates:	Approximately $889,310,000 senior Certificates (the Class A-1F, Class A-1A, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates, together the "Class A Certificates") and approximately $84,083,000 mezzanine Certificates (the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 Class M-6, Class M-7, Class M-8 and Class M-9 Certificates, together the "Class M Certificates"). The Class A Certificates and the Class M Certificates are referred to herein as the "Offered Certificates". The Offered Certificates will be offered publicly pursuant to a Prospectus. The Offered Certificates are backed by first lien fixed-rate subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class B-1 Certificates, the Class B-2 Certificates, the Class CE Certificates, the Class P Certificates and the Residual Certificates.
Fixed Rate Certificates:	The Class A Certificates (other than the Class A-1A Certificates), the Class M Certificates and the Class B Certificates.
Adjustable Rate Certificates:	Class A-1A Certificates (together with the Class A-1F Certificates, the "Class A-1 Certificates").
Collateral:	As of June 1, 2005 the Mortgage Loans consist of approximately 5,435 fixed-rate, first lien, closed-end, subprime mortgage loans, totaling approximately $989,221,371.
Expected Pricing Date:	The week of June 13, 2005.
Closing Date:	On or about June 28, 2005.
Cut-off Date:	June 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July, 2005.

Record Date:	With respect to the Fixed Rate Certificates, the last day of the calendar month preceding the related Distribution Date. With respect to the Adjustable Rate Certificates, the business day immediately preceding each Payment Date.
Delay Days:	24 days on the Fixed Rate Certificates and 0 days on the Adjustable Rate Certificates. The price to be paid by investors in the Fixed Rate Certificates will include 27 days of accrued interest and the price to be paid by investors in the Adjustable Rate Certificates will be zero days of accrued interest (settle flat).
Due Period:	The Due Period with respect to any Payment Date commences on the second day of the month immediately preceding the month in which such Payment Date occurs and ends on the first day of the month in which such Payment Date occurs.
Interest Accrual Period:	Interest with respect to the Adjustable Rate Certificates will initially accrue from the Closing Date to, but excluding, the first Distribution Date. Thereafter, interest will accrue from the prior Distribution Date to, but excluding, the then current Distribution Date. Interest with respect to the Fixed Rate Certificates will accrue during the calendar month preceding the related Distribution Date.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Offered Certificates will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
Legal Investment:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	For federal income tax purposes the Certificates will represent ownership of REMIC regular interests.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Redemption:	At its option, the Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the Trust) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of 0.0010% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances:	The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") on the Mortgage Loans.
Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Payment Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Offered Certificates, the Class B Certificates and the Class P Certificates, after taking into account the distributions of principal to be made on such Distribution Date.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 0.55% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $4,946,107 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Payment Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.
Stepdown Date:	The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in July 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans, but prior to any payment of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Payment Date)) is greater than or equal to approximately 20.20%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account payments of principal on the Mortgage Loans and payment of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Target Credit Enhancement Percentage

Class	Initial	On and After Stepdown Date
A	10.10%	20.20%
M-1	7.65%	15.30%
M-2	5.30%	10.60%
M-3	4.70%	9.40%
M-4	4.00%	8.00%
M-5	3.50%	7.00%
M-6	3.00%	6.00%
M-7	2.50%	5.00%
M-8	2.10%	4.20%
M-9	1.60%	3.20%
B-1	1.10%	2.20%
B-2	0.55%	1.10%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate principal balance of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 60% of the Credit Enhancement Percentage for the Class A Certificates.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Payment Date Occurring in	Percentage
July 2008 through June 2009	2.50%
July 2009 through June 2010	3.25%
July 2010 through June 2011	3.75%
July 2011 and thereafter	4.00%

Realized Losses:

Generally, any realized losses on the Mortgage Loans will be absorbed first, by the Excess Spread, second, by the Overcollateralization Amount and third, by the Class B Certificates in reverse numerical order and the Class M Certificates in reverse numerical order.

Interest Distribution Priority:

On each Distribution Date, the Interest Remittance Amount will be paid in the following order of priority:

(i) to the holders of the Class A Certificates, on a pro rata basis based on the entitlement of each such class, the Senior Interest Distribution Amount allocable to such Certificates.

(ii) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, the Interest Distribution Amount for such Certificates; and

(iii) any remainder as described under "Monthly Excess Cashflow Payments".

Principal Distribution Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount will be paid as follows:

(i) to the holders of the Class A Certificates, according to the Class A Certificates Principal Allocation, until the Certificate Principal Balances thereof have been reduced to zero; and

(ii) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, any remaining Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

On each Payment Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount will be paid as follows:

(i) to the holders of the Class A Certificates, according to the Class A Certificates Principal Allocation, the Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero ;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class B-1 Certificates, the Class B-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class B-2 Certificates, the Class B-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Monthly Excess Cashflow Payments:

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to maintain the Overcollateralization Amount at the Overcollateralization Target Amount;

(ii) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, in an amount equal to the Interest Carry Forward Amount allocable to each such class of Certificates;

(iii) sequentially, to the holders of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, in an amount equal to such Certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(iv) sequentially, to the holders of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts;

(v) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates, in that order, in an amount equal to the previously allocated Realized Loss Amount for such class of Certificates; and

(vi) to the holders of the Class CE, Class P and Residual Certificates as provided in the Pooling and Servicing Agreement.

Expense Adjusted Mortgage Rate:

The applicable mortgage rate on each Mortgage Loan as of the first day of the related Due Period minus the Administrative Fees.

Maximum Cap Rate:

The "Maximum Cap Rate" for any Distribution Date and for the Class A-1A Certificates will be a per annum rate equal to (i) on or prior to the Distribution Date in September 2006, the greater of (a) the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and (b) 8.0% and (ii) after the Distribution Date in September 2006, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Net WAC Pass-Through Rate:

The Net WAC Pass-Through Rate for any Distribution Date is a rate per annum (adjusted, in the case of the Class A-1A Certificates, for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans.

Net WAC Rate Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for each class of the Offered Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Pass-Through Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates together with accrued interest at the related Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Pass-Through Rate: For the Class A-1A Certificates, the Pass-Through Rate on any Distribution Date will equal the lesser of:

(a) One-Month LIBOR plus the related certificate margin; and
(b) The Maximum Cap Rate for such Distribution Date.

For any Fixed Rate Certificates, the Pass-Through Rate on any Distribution Date will be the lesser of (x) the fixed pass-through rate for such class and (y) the Net WAC Pass-Through Rate for such Distribution Date.

Interest Carry Forward Amount: For each class of Offered Certificates, and any Distribution Date, the sum of (i) the excess of (A) the accrued Certificate Interest for such Class with respect to the Distribution Date, plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued at the Pass-Through Rate for that class during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date is equal to the Interest Distribution Amount for such Distribution Date for the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the Class A Certificates.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date on which it could have been exercised, the certificate margin on the Class A-1A Certificates will increase to 2.0 times its initial certificate margin and the fixed pass-through rates on the Fixed Rate Certificates will increase by 0.50% per annum.

Class A Certificates Principal Allocation:

Principal will be distributed among the Class A Certificates as follows: first, to the holders of the Class A-6 Certificates based on the Lockout Distribution Percentage of all principal distributed to Class A Certificates until the Certificate Principal Balance of the Class A-6 Certificates has been reduced to zero; second, pro rata, to the holders of the Class A-1 Certificates, until the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero; third, to the holders of the Class A-2 Certificates, until the Certificate Principal Balance of the Class A-2 Certificates has been reduced to zero; fourth, to the holders of the Class A-3 Certificates, until the Certificate Principal Balance of the Class A-3 Certificates has been reduced to zero; fifth, to the holders of the Class A-4 Certificates, until the Certificate Principal Balance of the Class A-4 Certificates has been reduced to zero; sixth, to the holders of the Class A-5 Certificates, until the Certificate Principal Balance of the Class A-5 Certificates has been reduced to zero; and seventh, to the holders of the Class A-6 Certificates, until the Certificate Principal Balance of the Class A-6 Certificates has been reduced to zero.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period and (iv) the amount of any Overcollateralization Increase Amount for such Payment Date MINUS the amount of any Overcollateralization Reduction Amount for such Payment Date.

Senior Principal Distribution Amount:

The Senior Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 79.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Lockout Distribution Percentage:

For the Class A-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring In	
July 2005 – June 2008	0%
July 2008 – June 2010	45%
July 2010 – June 2011	80%
July 2011 – June 2012	100%
July 2012 and onwards	300%

Lockout Certificate Percentage:

For the Class A-6 Certificates and any Distribution Date, the percentage equal to the Certificate Principal Balance of the Class A-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Senior Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount and Class M-7 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.
Class M-9 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount and Class M-8 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class B-1 Principal Distribution Amount:

The Class B-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount and Class M-9 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

Class B-2 Principal Distribution Amount:

The Class B-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount, Class M-6 Principal Distribution Amount, Class M-7 Principal Distribution Amount, Class M-8 Principal Distribution Amount, Class M-9 Principal Distribution Amount and Class B-1 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,946,107.

BOND SUMMARY
To Maturity

	FRM PPC	50%	75%	**100%**	125%	150%
A-1F	**WAL**	1.18	0.90	**0.75**	0.65	0.58
	First Payment Date	7/25/2005	7/25/2005	**7/25/2005**	7/25/2005	7/25/2005
	Expected Final Maturity	8/25/2007	1/25/2007	**9/25/2006**	7/25/2006	6/25/2006

	FRM PPC	50%	75%	**100%**	125%	150%
A-1A	**WAL**	1.18	0.90	**0.75**	0.65	0.58
	First Payment Date	7/25/2005	7/25/2005	**7/25/2005**	7/25/2005	7/25/2005
	Expected Final Maturity	8/25/2007	1/25/2007	**9/25/2006**	7/25/2006	6/25/2006

	FRM PPC	50%	75%	**100%**	125%	150%
A-2	**WAL**	3.61	2.55	**2.00**	1.66	1.43
	First Payment Date	8/25/2007	1/25/2007	**9/25/2006**	7/25/2006	6/25/2006
	Expected Final Maturity	11/25/2010	3/25/2009	**4/25/2008**	10/25/2007	6/25/2007

	FRM PPC	50%	75%	**100%**	125%	150%
A-3	**WAL**	5.76	3.96	**3.00**	2.45	2.07
	First Payment Date	11/25/2010	3/25/2009	**4/25/2008**	10/25/2007	6/25/2007
	Expected Final Maturity	9/25/2011	9/25/2009	**8/25/2008**	1/25/2008	8/25/2007

	FRM PPC	50%	75%	**100%**	125%	150%
A-4	**WAL**	10.64	7.05	**5.00**	3.84	3.09
	First Payment Date	9/25/2011	9/25/2009	**8/25/2008**	1/25/2008	8/25/2007
	Expected Final Maturity	10/25/2021	3/25/2017	**2/25/2014**	4/25/2011	1/25/2010

	FRM PPC	50%	75%	**100%**	125%	150%
A-5	**WAL**	21.11	16.16	**12.55**	9.63	7.29
	First Payment Date	10/25/2021	3/25/2017	**2/25/2014**	4/25/2011	1/25/2010
	Expected Final Maturity	12/25/2033	9/25/2030	**4/25/2026**	8/25/2022	9/25/2019

	FRM PPC	50%	75%	**100%**	125%	150%
A-6	**WAL**	8.15	7.33	**6.81**	6.48	6.28
	First Payment Date	7/25/2008	7/25/2008	**7/25/2008**	8/25/2008	9/25/2008
	Expected Final Maturity	10/25/2033	7/25/2030	**2/25/2026**	5/25/2022	7/25/2019

BOND SUMMARY
To Maturity

	FRM PPC	50%	75%	**100%**	125%	150%
M-1	**WAL**	12.66	9.23	**7.12**	5.77	4.93
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	9/25/2008
	Expected Final Maturity	1/25/2030	10/25/2024	**8/25/2020**	10/25/2017	9/25/2015
	FRM PPC	50%	75%	**100%**	125%	150%
M-2	**WAL**	12.57	9.14	**7.04**	5.70	4.85
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	8/25/2008
	Expected Final Maturity	11/25/2028	7/25/2023	**8/25/2019**	11/25/2016	12/25/2014
	FRM PPC	50%	75%	**100%**	125%	150%
M-3	**WAL**	12.46	9.03	**6.96**	5.63	4.79
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	8/25/2008
	Expected Final Maturity	2/25/2027	11/25/2021	**3/25/2018**	10/25/2015	12/25/2013
	FRM PPC	50%	75%	**100%**	125%	150%
M-4	**WAL**	12.38	8.96	**6.90**	5.58	4.75
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	7/25/2026	4/25/2021	**10/25/2017**	5/25/2015	9/25/2013
	FRM PPC	50%	75%	**100%**	125%	150%
M-5	**WAL**	12.28	8.87	**6.83**	5.52	4.68
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	8/25/2025	7/25/2020	**2/25/2017**	11/25/2014	4/25/2013
	FRM PPC	50%	75%	**100%**	125%	150%
M-6	**WAL**	12.16	8.77	**6.75**	5.46	4.63
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	11/25/2024	11/25/2019	**8/25/2016**	6/25/2014	11/25/2012
	FRM PPC	50%	75%	**100%**	125%	150%
M-7	**WAL**	11.99	8.64	**6.64**	5.37	4.55
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	1/25/2024	2/25/2019	**1/25/2016**	12/25/2013	6/25/2012
	FRM PPC	50%	75%	**100%**	125%	150%
M-8	**WAL**	11.77	8.46	**6.50**	5.25	4.46
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012
	FRM PPC	50%	75%	**100%**	125%	150%
M-9	**WAL**	11.42	8.19	**6.28**	5.08	4.32
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	10/25/2021	5/25/2017	**8/25/2014**	10/25/2012	7/25/2011

BOND SUMMARY
To Call

	FRM PPC	50%	75%	**100%**	125%	150%
A-1F	**WAL**	1.18	0.90	**0.75**	0.65	0.58
	First Payment Date	7/25/2005	7/25/2005	**7/25/2005**	7/25/2005	7/25/2005
	Expected Final Maturity	8/25/2007	1/25/2007	**9/25/2006**	7/25/2006	6/25/2006

	FRM PPC	50%	75%	**100%**	125%	150%
A-1A	**WAL**	1.18	0.90	**0.75**	0.65	0.58
	First Payment Date	7/25/2005	7/25/2005	**7/25/2005**	7/25/2005	7/25/2005
	Expected Final Maturity	8/25/2007	1/25/2007	**9/25/2006**	7/25/2006	6/25/2006

	FRM PPC	50%	75%	**100%**	125%	150%
A-2	**WAL**	3.61	2.55	**2.00**	1.66	1.43
	First Payment Date	8/25/2007	1/25/2007	**9/25/2006**	7/25/2006	6/25/2006
	Expected Final Maturity	11/25/2010	3/25/2009	**4/25/2008**	10/25/2007	6/25/2007

	FRM PPC	50%	75%	**100%**	125%	150%
A-3	**WAL**	5.76	3.96	**3.00**	2.45	2.07
	First Payment Date	11/25/2010	3/25/2009	**4/25/2008**	10/25/2007	6/25/2007
	Expected Final Maturity	9/25/2011	9/25/2009	**8/25/2008**	1/25/2008	8/25/2007

	FRM PPC	50%	75%	**100%**	125%	150%
A-4	**WAL**	10.64	7.05	**5.00**	3.84	3.09
	First Payment Date	9/25/2011	9/25/2009	**8/25/2008**	1/25/2008	8/25/2007
	Expected Final Maturity	10/25/2021	3/25/2017	**2/25/2014**	4/25/2011	1/25/2010

	FRM PPC	50%	75%	**100%**	125%	150%
A-5	**WAL**	17.32	12.65	**9.70**	7.43	5.86
	First Payment Date	10/25/2021	3/25/2017	**2/25/2014**	4/25/2011	1/25/2010
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	**100%**	125%	150%
A-6	**WAL**	8.13	7.29	**6.74**	6.28	5.71
	First Payment Date	7/25/2008	7/25/2008	**7/25/2008**	8/25/2008	9/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

BOND SUMMARY
To Call

	FRM PPC	50%	75%	100%	125%	150%
M-1	WAL	11.88	8.54	**6.56**	5.31	4.56
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	9/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-2	WAL	11.88	8.54	**6.56**	5.31	4.54
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	8/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-3	WAL	11.88	8.54	**6.56**	5.31	4.54
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	8/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-4	WAL	11.88	8.54	**6.56**	5.31	4.53
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-5	WAL	11.88	8.54	**6.56**	5.31	4.51
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-6	WAL	11.88	8.54	**6.56**	5.31	4.51
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-7	WAL	11.88	8.54	**6.56**	5.31	4.51
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-8	WAL	11.77	8.46	**6.50**	5.25	4.46
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	11/25/2022	3/25/2018	**4/25/2015**	5/25/2013	1/25/2012

	FRM PPC	50%	75%	100%	125%	150%
M-9	WAL	11.42	8.19	**6.28**	5.08	4.32
	First Payment Date	7/25/2011	9/25/2009	**10/25/2008**	7/25/2008	7/25/2008
	Expected Final Maturity	10/25/2021	5/25/2017	**8/25/2014**	10/25/2012	7/25/2011

INTEREST RATE CAP SCHEDULE

Period	Accrual Start	Accrual End	Cap Notional ($)	Cap Strike (%)	Cap Ceiling (%)
1	6/28/2005	7/25/2005	94,740,000	6.81%	7.89%
2	7/25/2005	8/25/2005	91,928,633	5.92%	7.89%
3	8/25/2005	9/25/2005	88,498,224	5.92%	7.89%
4	9/25/2005	10/25/2005	84,452,412	6.12%	7.89%
5	10/25/2005	11/25/2005	79,796,822	5.92%	7.89%
6	11/25/2005	12/25/2005	74,539,418	6.12%	7.89%
7	12/25/2005	1/25/2006	68,690,510	5.92%	7.89%
8	1/25/2006	2/25/2006	62,262,754	5.92%	7.89%
9	2/25/2006	3/25/2006	55,271,128	6.57%	7.89%
10	3/25/2006	4/25/2006	47,732,904	5.92%	7.89%
11	4/25/2006	5/25/2006	39,667,599	6.12%	7.89%
12	5/25/2006	6/25/2006	31,096,908	5.92%	7.89%
13	6/25/2006	7/25/2006	22,682,303	6.12%	7.89%
14	7/25/2006	8/25/2006	14,428,848	5.92%	7.89%
15	8/25/2006	9/25/2006	6,333,497	5.92%	7.89%

CLASS A-1A NET WAC CAP SCHEDULE

Period[(3)]	Payment Date	Net WAC Rate [(1)]	Effective Net WAC Rate [(1)(2)]
1	7/25/2005	6.92%	8.00%
2	8/25/2005	6.03%	8.00%
3	9/25/2005	6.03%	8.00%
4	10/25/2005	6.23%	8.00%
5	11/25/2005	6.03%	8.00%
6	12/25/2005	6.23%	8.00%
7	1/25/2006	6.03%	8.00%
8	2/25/2006	6.03%	8.00%
9	3/25/2006	6.68%	8.00%
10	4/25/2006	6.03%	8.00%
11	5/25/2006	6.23%	8.00%
12	6/25/2006	6.03%	8.00%
13	7/25/2006	6.23%	8.00%
14	8/25/2006	6.03%	8.00%
15	9/25/2006	6.03%	8.00%
16	10/25/2006	6.23%	6.23%
17	11/25/2006	6.03%	6.03%
18	12/25/2006	6.23%	6.23%
19	1/25/2007	6.03%	6.03%
20	2/25/2007	6.03%	6.03%
21	3/25/2007	6.68%	6.68%
22	4/25/2007	6.03%	6.03%
23	5/25/2007	6.23%	6.23%
24	6/25/2007	6.03%	6.03%
25	7/25/2007	6.23%	6.23%
26	8/25/2007	6.03%	6.03%

(1) Run at the pricing speed.

(2) Assumes 1-month LIBOR instantaneously increases to a rate of 20.0% and payments are received from the Yield Maintenance Agreement.

(3) The principal window of the Class A-1A Certificates at pricing speed is from month 1 to month 15 but the table is extended to month 28 to illustrate the basis risk that Class A-1 Certificate holders would face in a slower prepayment environment. The principal window would extend to month 26 at 50% of the pricing speed.

BREAKEVEN LOSSES

Classes	S&P / Fitch	CDR Break (%)	Cum Loss (%)
M-1	AA+ / AA+	7.7	10.81
M-2	AA / AA	5.8	8.61
M-3	AA- / AA-	5.3	7.99
M-4	A+ / A+	4.8	7.35
M-5	A / A	4.5	6.95
M-6	A- / A-	4.1	6.41
M-7	BBB+ / BBB+	3.7	5.86
M-8	BBB / BBB	3.5	5.58
M-9	BBB- / BBB-	3.1	5.01

Run at the Pricing Speed assuming static LIBOR
40% loss severity
12 month lag from default to loss
Run to maturity
Triggers fail (i.e. no Stepdown)
"Break" is first dollar of principal loss

EXCESS SPREAD

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR
1	164	164	3.22%	41	119	119	4.19%	81	118	118	4.47%
2	159	158	3.39%	42	118	118	4.19%	82	118	118	4.47%
3	159	156	3.57%	43	118	118	4.20%	83	118	118	4.47%
4	159	156	3.60%	44	118	118	4.20%	84	118	118	4.47%
5	158	153	3.72%	45	118	118	4.21%	85	118	118	4.47%
6	158	152	3.91%	46	118	118	4.21%	86	117	117	4.47%
7	156	151	3.84%	47	118	118	4.22%	87	117	117	4.47%
8	155	149	3.95%	48	118	118	4.22%	88	117	117	4.47%
9	155	151	3.92%	49	118	118	4.32%	89	117	117	4.47%
10	152	148	3.95%	50	118	118	4.33%	90	117	117	4.47%
11	151	148	3.96%	51	118	118	4.34%	91	117	117	4.47%
12	149	146	4.03%	52	118	118	4.34%	92	116	116	4.47%
13	147	145	3.97%	53	118	118	4.35%	93	116	116	4.47%
14	145	144	4.00%	54	118	118	4.36%	94	116	116	4.47%
15	144	143	4.03%	55	118	118	4.36%	95	116	116	4.47%
16	142	142	4.07%	56	118	118	4.37%	96	116	116	4.47%
17	141	141	4.10%	57	118	118	4.37%	97	116	116	4.47%
18	140	140	4.13%	58	118	118	4.38%	98	115	115	4.47%
19	139	139	4.16%	59	118	118	4.39%	99	115	115	4.47%
20	139	139	4.19%	60	118	118	4.39%	100	115	115	4.47%
21	138	138	4.21%	61	118	118	4.40%	101	115	115	4.47%
22	137	137	4.24%	62	118	118	4.41%	102	115	115	4.47%
23	136	136	4.27%	63	118	118	4.42%	103	115	115	4.47%
24	135	135	4.29%	64	118	118	4.42%	104	115	115	4.47%
25	134	134	4.16%	65	118	118	4.43%	105	115	115	4.47%
26	133	133	4.18%	66	118	118	4.43%	106	115	115	4.47%
27	132	132	4.20%	67	118	118	4.44%	107	115	115	4.47%
28	131	131	4.21%	68	118	118	4.44%	108	115	115	4.47%
29	130	130	4.23%	69	118	118	4.45%	109	116	116	4.47%
30	129	129	4.24%	70	118	118	4.45%	110	116	116	4.47%
31	128	128	4.25%	71	118	118	4.46%	111	116	116	4.47%
32	126	126	4.27%	72	118	118	4.47%	112	117	117	4.47%
33	125	125	4.28%	73	118	118	4.47%	113	117	117	4.47%
34	124	124	4.30%	74	118	118	4.47%	114	117	117	4.47%
35	123	123	4.31%	75	118	118	4.47%	115	118	118	4.47%
36	122	122	4.33%	76	118	118	4.47%	116	118	118	4.47%
37	121	121	4.17%	77	118	118	4.47%	117	119	119	4.47%
38	120	120	4.17%	78	118	118	4.47%	118	119	119	4.47%
39	119	119	4.18%	79	118	118	4.47%				
40	119	119	4.18%	80	118	118	4.47%				

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	**$989,221,371.19**
Number of Mortgage Loans:	**5,435**
Average Principal Balance:	**$182,009.45**
Weighted Average Current Mortgage Rate:	**6.732%**
Weighted Average Net Mortgage Rate:	**6.231%**
Weighted Average Credit Score:	**640**
Weighted Average Original LTV:	**75.54%**
Weighted Average Stated Remaining Term:	**345 months**
Weighted Average Stated Original Term:	**346 months**

	Percent of Aggregate Principal Balance
Fixed Rate Mortgage Loans:	**100.00%**
Adjustable Rate Mortgage Loans:	**0.00%**
Fully Amortizing Mortgage Loans:	**100.00%**
Interest Only Loans:	**0.00%**
Balloon Loans:	**0.00%**
Single Family:	**76.01%**
Primary Residence:	**93.49%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
10 YR FIXED	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623
15 YR FIXED	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
20 YR FIXED	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
25 YR FIXED	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
30 YR FIXED	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
5.000% to 5.499%	4	$939,186.05	0.09%	$234,796.51	5.365%	74.42%	694
5.500% to 5.999%	993	243,647,538.12	24.63	245,365.09	5.907	73.16	667
6.000% to 6.499%	1,002	216,868,664.92	21.92	216,435.79	6.226	74.05	649
6.500% to 6.999%	1,300	248,873,551.83	25.16	191,441.19	6.734	75.81	637
7.000% to 7.499%	671	100,989,002.03	10.21	150,505.22	7.223	77.63	624
7.500% to 7.999%	664	93,460,602.23	9.45	140,753.92	7.722	78.30	614
8.000% to 8.499%	306	35,173,919.87	3.56	114,947.45	8.216	79.38	603
8.500% to 8.999%	265	27,179,593.43	2.75	102,564.50	8.731	80.28	595
9.000% to 9.499%	103	9,819,027.64	0.99	95,330.37	9.189	79.59	582
9.500% to 9.999%	83	8,718,662.91	0.88	105,044.13	9.707	82.14	565
10.000% to 10.499%	23	2,153,514.77	0.22	93,631.08	10.168	78.43	552
10.500% to 10.999%	19	1,287,121.82	0.13	67,743.25	10.774	79.56	545
12.000% to 12.499%	1	50,985.57	0.01	50,985.57	12.050	75.00	534
13.500% to 13.999%	1	60,000.00	0.01	60,000.00	13.600	42.40	519
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
$1 to $50,000	85	$4,212,097.64	0.43%	$49,554.09	7.889%	63.57%	595
$50,001 to $100,000	1,409	108,049,949.84	10.92	76,685.56	7.499	75.10	614
$100,001 to $150,000	1,298	161,213,850.14	16.30	124,201.73	7.071	75.40	625
$150,001 to $200,000	877	153,131,287.82	15.48	174,608.08	6.786	72.70	633
$200,001 to $250,000	543	122,589,395.64	12.39	225,763.16	6.626	74.30	637
$250,001 to $300,000	428	117,611,781.02	11.89	274,793.88	6.451	75.23	645
$300,001 to $350,000	284	92,268,808.36	9.33	324,890.17	6.506	76.68	654
$350,001 to $400,000	197	74,141,155.47	7.49	376,351.04	6.397	78.91	656
$400,001 to $450,000	113	48,173,896.95	4.87	426,317.67	6.341	77.66	662
$450,001 to $500,000	88	41,884,315.12	4.23	475,958.13	6.369	79.60	655
$500,001 to $550,000	37	19,278,878.79	1.95	521,050.78	6.306	80.94	665
$550,001 to $600,000	47	26,980,311.15	2.73	574,049.17	6.421	79.17	671
$600,001 to $650,000	14	8,848,379.08	0.89	632,027.08	6.428	72.59	666
$650,001 to $700,000	9	6,114,154.68	0.62	679,350.52	6.245	67.09	683
$700,001 to $750,000	1	750,000.00	0.08	750,000.00	5.990	75.00	694
$750,001 to $800,000	3	2,296,666.20	0.23	765,555.40	6.600	81.89	636
$800,001 or greater	2	1,676,443.29	0.17	838,221.65	5.875	63.04	725
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Original Principal Balance ($)	% of Mortgage Pool by Aggregate Original Principal Balance	Avg. Original Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
$1 to $50,000	85	$4,212,097.64	0.43%	$49,554.09	7.889%	63.57%	595
$50,001 to $100,000	1,409	108,049,949.84	10.92	76,685.56	7.499	75.10	614
$100,001 to $150,000	1,297	161,064,218.65	16.28	124,182.13	7.072	75.40	625
$150,001 to $200,000	878	153,280,919.31	15.50	174,579.63	6.786	72.71	633
$200,001 to $250,000	541	122,089,528.22	12.34	225,673.80	6.625	74.27	637
$250,001 to $300,000	430	118,111,648.44	11.94	274,678.25	6.452	75.26	645
$300,001 to $350,000	284	92,268,808.36	9.33	324,890.17	6.506	76.68	654
$350,001 to $400,000	197	74,141,155.47	7.49	376,351.04	6.397	78.91	656
$400,001 to $450,000	113	48,173,896.95	4.87	426,317.67	6.341	77.66	662
$450,001 to $500,000	88	41,884,315.12	4.23	475,958.13	6.369	79.60	655
$500,001 to $550,000	37	19,278,878.79	1.95	521,050.78	6.306	80.94	665
$550,001 to $600,000	47	26,980,311.15	2.73	574,049.17	6.421	79.17	671
$600,001 to $650,000	14	8,848,379.08	0.89	632,027.08	6.428	72.59	666
$650,001 to $700,000	9	6,114,154.68	0.62	679,350.52	6.245	67.09	683
$700,001 to $750,000	1	750,000.00	0.08	750,000.00	5.990	75.00	694
$750,001 to $800,000	3	2,296,666.20	0.23	765,555.40	6.600	81.89	636
$800,001 or greater	2	1,676,443.29	0.17	838,221.65	5.875	63.04	725
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
AA	4,364	$816,839,225.88	82.57%	$187,176.72	6.643%	76.44%	647
A-	295	43,008,643.41	4.35	145,792.01	7.360	70.72	587
A+	541	97,756,672.76	9.88	180,696.25	6.920	73.33	617
B	135	18,535,792.62	1.87	137,302.17	7.556	68.80	591
C	96	12,814,820.87	1.30	133,487.72	7.594	61.37	588
C-	4	266,215.65	0.03	66,553.91	10.274	53.67	553
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
109 to 120	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623
169 to 180	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
229 to 240	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
289 to 300	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
349 to 360	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
120	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623
180	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
240	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
300	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
360	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL LTV

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
30.00% or less	68	$6,964,199.22	0.70%	$102,414.69	6.701%	23.56%	640
30.01% to 35.00%	45	6,699,423.94	0.68	148,876.09	6.797	32.84	643
35.01% to 40.00%	66	10,030,354.46	1.01	151,975.07	6.593	38.10	642
40.01% to 45.00%	93	14,921,099.01	1.51	160,441.92	6.559	42.72	632
45.01% to 50.00%	163	27,447,308.90	2.77	168,388.40	6.559	47.82	639
50.01% to 55.00%	153	29,054,644.42	2.94	189,899.64	6.479	52.82	631
55.01% to 60.00%	233	42,036,098.14	4.25	180,412.44	6.500	57.78	632
60.01% to 65.00%	358	66,176,299.67	6.69	184,850.00	6.498	63.26	629
65.01% to 70.00%	423	82,310,056.33	8.32	194,586.42	6.579	68.38	631
70.01% to 75.00%	549	106,710,418.23	10.79	194,372.35	6.740	73.57	626
75.01% to 80.00%	1,482	252,121,281.42	25.49	170,122.32	6.778	79.33	640
80.01% to 85.00%	735	142,892,528.77	14.44	194,411.60	6.700	84.14	641
85.01% to 90.00%	766	148,112,273.55	14.97	193,358.06	6.870	89.45	656
90.01% to 95.00%	271	48,555,780.57	4.91	179,172.62	7.133	94.58	658
95.01% to 100.00%	30	5,189,604.56	0.52	172,986.82	7.959	99.82	679
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
California	1,119	$297,120,237.02	30.04%	$265,523.00	6.372%	71.62%	653
Florida	672	98,486,382.37	9.96	146,557.12	7.003	75.93	623
New York	352	94,391,936.56	9.54	268,158.91	6.575	74.21	649
Texas	818	82,388,151.26	8.33	100,719.01	7.298	78.70	613
New Jersey	240	54,284,548.20	5.49	226,185.62	6.843	76.57	633
Hawaii	146	44,629,052.35	4.51	305,678.44	6.294	74.72	654
Massachusetts	132	31,632,972.30	3.20	239,643.73	6.507	73.26	648
Maryland	117	27,615,107.71	2.79	236,026.56	6.587	75.52	631
Arizona	144	24,123,264.30	2.44	167,522.67	6.626	78.01	643
Pennsylvania	174	23,618,528.53	2.39	135,738.67	6.885	81.16	641
Nevada	89	18,704,092.55	1.89	210,158.34	6.515	74.35	643
Illinois	120	18,384,012.03	1.86	153,200.10	6.843	77.24	635
Ohio	148	16,464,446.23	1.66	111,246.26	7.497	83.76	631
Washington	73	14,245,013.56	1.44	195,137.17	6.551	81.20	638
Virginia	74	12,339,513.69	1.25	166,750.19	6.853	74.82	621
Other	1,017	130,794,112.53	13.22	128,607.78	7.211	80.41	632
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Primary Residence	4,995	$924,819,467.71	93.49%	$185,149.04	6.687%	75.49%	638
Investment Property	393	54,478,250.75	5.51	138,621.50	7.463	76.74	669
Second Home	47	9,923,652.73	1.00	211,141.55	6.936	73.42	678
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PROPERTY TYPE

Property Type **Number of Mortgage Loans** **Aggregate**
Cut-off Date
Principal Balance ($) **% of Mortgage Pool by Aggregate Cut-off Date Principal Balance** **Avg. Cut-off Date Principal Balance ($)** **Weighted**
Average Gross Interest Rate (%) **Weighted Average Original LTV (%)** **Weighted Average FICO Score**

Single Family	4,255	$751,954,811.31	76.01%	$176,722.63	6.727%	75.30%	637
PUD Detached	490	94,006,950.87	9.50	191,850.92	6.726	77.83	638
Two- to four- family units	338	81,024,888.38	8.19	239,718.60	6.811	74.09	663
Condominium	282	50,444,495.17	5.10	178,881.19	6.671	77.01	648
PUD Attached	67	11,513,179.31	1.16	171,838.50	6.857	76.41	624
Modular Home	3	277,046.15	0.03	92,348.72	7.159	84.68	667
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose **Number of Mortgage Loans** **Aggregate**
Cut-off Date
Principal Balance ($) **% of Mortgage Pool by Aggregate Cut-off Date Principal Balance** **Avg. Cut-off Date Principal Balance ($)** **Weighted**
Average Gross Interest Rate (%) **Weighted Average Original LTV (%)** **Weighted Average FICO Score**

Refinance-Cashout	3,965	$747,548,423.04	75.57%	$188,536.80	6.678%	74.08%	636
Refinance-Rate/Term	804	126,515,068.82	12.79	157,357.05	6.709	79.19	640
Purchase	666	115,157,879.33	11.64	172,909.73	7.108	81.05	664
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Level **Number of Mortgage Loans** **Aggregate**
Cut-off Date
Principal Balance ($) **% of Mortgage Pool by Aggregate Cut-off Date Principal Balance** **Avg. Cut-off Date Principal Balance ($)** **Weighted**
Average Gross Interest Rate (%) **Weighted Average Original LTV (%)** **Weighted Average FICO Score**

Full Documentation	4,001	$702,346,818.73	71.00%	$175,542.82	6.642%	76.42%	634
Stated Documentation	1,358	271,400,443.99	27.44	199,853.05	6.979	73.23	653
Limited Documentation	76	15,474,108.47	1.56	203,606.69	6.494	76.42	646
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
500 to 519	122	$12,957,383.57	1.31%	$106,208.06	8.595%	72.44%	511
520 to 539	199	25,652,027.36	2.59	128,904.66	7.959	70.27	530
540 to 559	289	41,652,596.67	4.21	144,126.63	7.439	71.19	552
560 to 579	343	46,934,351.68	4.74	136,834.84	7.301	71.41	569
580 to 599	603	97,524,750.12	9.86	161,732.59	6.931	73.52	590
600 to 619	753	128,421,987.24	12.98	170,547.13	6.762	74.26	610
620 to 639	856	156,735,947.32	15.84	183,102.74	6.690	77.24	629
640 to 659	747	144,848,155.06	14.64	193,906.50	6.539	76.22	649
660 to 679	578	113,360,424.85	11.46	196,125.30	6.491	77.06	669
680 to 699	365	81,419,492.69	8.23	223,067.10	6.430	77.39	689
700 to 719	231	54,722,170.71	5.53	236,892.51	6.438	78.83	709
720 to 739	140	35,457,891.80	3.58	253,270.66	6.321	77.25	728
740 to 759	94	22,874,996.12	2.31	243,351.02	6.241	76.51	749
760 to 779	70	15,625,524.85	1.58	223,221.78	6.518	78.35	769
780 to 799	31	7,630,108.20	0.77	246,132.52	6.386	69.95	786
800 to 819	14	3,403,562.95	0.34	243,111.64	6.589	64.60	806
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
1	5,435	$989,221,371.19	100.00%	$182,009.45	6.732%	75.54%	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**